Exhibit 99.1

ModusLink Global Solutions, Inc.

Report of Independent Registered Public Accounting Firm
Board of Directors and Stockholders
ModusLink Global Solutions, Inc.
Waltham, Massachusetts
We have audited the accompanying consolidated balance sheets of ModusLink Global Solutions, Inc. and subsidiaries as of July 31, 2016 and 2015 and the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the three years in the period ended July 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ModusLink Global Solutions, Inc. and subsidiaries at July 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended July 31, 2016, in conformity with accounting principles generally accepted in the United States of America.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ModusLink Global Solutions, Inc.’s internal control over financial reporting as of July 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria) and our report dated October 14, 2016 (not presented herein) expressed an adverse opinion thereon.
/s/ BDO USA, LLP
Boston, Massachusetts
October 14, 2016

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	July 31, 2016	July 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$130,790	$119,431
Trading securities	16,768	78,716
Accounts receivable, trade, net of allowance for doubtful accounts of $489 and $57 at July 31, 2016 and July 31, 2015, respectively	111,336	131,216
Inventories	40,270	48,740
Funds held for clients	12,549	21,807
Prepaid expenses and other current assets	8,178	13,732
Total current assets	319,891	413,642
Property and equipment, net	22,271	22,736
Other assets	6,783	10,124
Total assets	$348,945	$446,502
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$114,432	$120,118
Accrued restructuring	2,936	1,528
Accrued expenses	37,740	38,970
Other current liabilities	39,658	50,737
Total current liabilities	194,766	211,353
Long-term portion of accrued restructuring	93	—
Notes payable	58,182	77,864
Other long-term liabilities	9,964	12,684
Long-term liabilities	68,239	90,548
Total liabilities	263,005	301,901
Commitments and contingencies (Note 10)
Stockholders’ equity:
Preferred stock, $0.01 par value per share. Authorized 5,000,000 shares; zero issued or outstanding shares at July 31, 2016 and July 31, 2015	—	—
Common stock, $0.01 par value per share. Authorized 1,400,000,000 shares; 55,249,076 issued and outstanding shares at July 31, 2016; 52,233,888 issued and outstanding shares at July 31, 2015	553	522
Additional paid-in capital	7,456,490	7,452,410
Accumulated deficit	(7,373,122)	(7,311,841)
Accumulated other comprehensive income	2,019	3,510
Total stockholders’ equity	85,940	144,601
Total liabilities and stockholders’ equity	$348,945	$446,502
The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Twelve Months Ended July 31,
	2016	2015	2014
Net revenue	$459,023	$561,673	$723,400
Cost of revenue	434,265	507,188	648,675
Gross profit	24,758	54,485	74,725
Operating expenses
Selling, general and administrative	57,604	59,667	72,020
Amortization of intangible assets	—	667	1,097
Impairment of goodwill and long-lived assets	305	3,360	500
Restructuring, net	7,421	5,130	6,557
Total operating expenses	65,330	68,824	80,174
Operating loss	(40,572)	(14,339)	(5,449)
Other income (expense):
Interest income	668	893	382
Interest expense	(10,924)	(10,618)	(5,009)
Other gains (losses), net	(5,757)	15,005	(50)
Impairment of investments in affiliates	(42)	(7,295)	(1,420)
Total other expense	(16,055)	(2,015)	(6,097)
Loss before income taxes	(56,627)	(16,354)	(11,546)
Income tax expense	5,443	2,283	4,682
(Gains) losses, and equity in losses, of affiliates, net of tax	(789)	(208)	134
Loss from continuing operations	(61,281)	(18,429)	(16,362)
Discontinued operations, net of income taxes:
Income from discontinued operations	—	—	80
Net loss	$(61,281)	$(18,429)	$(16,282)
Basic and diluted net income (loss) per share:
Loss from continuing operations	$(1.18)	$(0.35)	$(0.32)
Income from discontinued operations	—	—	—
Net loss	$(1.18)	$(0.35)	$(0.32)
Weighted average common shares used in basic and diluted earnings per share	51,934	51,940	51,582

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands)

	Twelve Months Ended July 31,
	2016	2015	2014
Net loss	$(61,281)	$(18,429)	$(16,282)
Other comprehensive income:
Foreign currency translation adjustment	(1,539)	(8,163)	74
Pension liability adjustments, net of tax	—	(2,306)	166
Net unrealized holding gain (loss) on securities, net of tax	48	11	15
Other comprehensive income (loss)	(1,491)	(10,458)	255
Comprehensive loss	$(62,772)	$(28,887)	$(16,027)

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(in thousands, except share amounts)

	Number of Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ Equity
Balance at July 31, 2013	51,575,893	$516	$7,419,806	$(7,277,130)	$13,713	$156,905
Net loss				(16,282)	—	(16,282)
Equity portion of convertible senior notes	—	—	27,163	—	—	27,163
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	354,711	3	1,365	—	—	1,368
Restricted stock grants	184,130	2	(2)	—	—	—
Restricted stock forfeitures	(13,971)	—	(45)	—	—	(45)
Share-based compensation	—	—	2,254	—	—	2,254
Other comprehensive items	—	—	—	—	255	255
Balance at July 31, 2014	52,100,763	521	7,450,541	(7,293,412)	13,968	171,618
Net loss				(18,429)		(18,429)
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	33,358	—	113	—	—	113
Restricted stock grants	111,110	1	(1)	—	—	—
Restricted stock forfeitures	(11,343)	—	—	—	—	—
Share-based compensation	—	—	1,757	—	—	1,757
Other comprehensive items	—	—	—	—	(10,458)	(10,458)
Balance at July 31, 2015	52,233,888	522	7,452,410	(7,311,841)	3,510	144,601
Net loss				(61,281)		(61,281)
Equity portion of convertible notes	—	—	(64)	—	—	(64)
Issuance of common stock to Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P.	2,656,336	27	3,107	—	—	3,134
Issuance of common stock pursuant to employee stock purchase plan and stock option exercises	70,136	—	51	—	—	51
Restricted stock grants	340,259	4	(4)	—	—	—
Restricted stock forfeitures	(51,543)	—	(136)	—	—	(136)
Share-based compensation	—	—	1,126	—	—	1,126
Other comprehensive items	—	—	—	—	(1,491)	(1,491)
Balance at July 31, 2016	55,249,076	$553	$7,456,490	$(7,373,122)	$2,019	$85,940

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Twelve Months Ended July 31,
	2016	2015	2014
Cash flows from operating activities:
Net loss	$(61,281)	$(18,429)	$(16,282)
Income from discontinued operations	—	—	80
Loss from continuing operations	(61,281)	(18,429)	(16,362)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities of continuing operations:
Depreciation	8,119	8,668	13,179
Amortization of intangible assets	—	667	1,097
Amortization of deferred financing costs	733	557	1,255
Accretion of debt discount	4,967	4,473	1,489
Impairment of goodwill and long-lived assets	305	3,360	500
Share-based compensation	1,126	1,757	2,254
Non-cash (gains) losses, net	4,519	(15,005)	50
(Gains) losses, and equity in losses of affiliates and impairments	(747)	7,087	1,554
Changes in operating assets and liabilities:
Trade accounts receivable, net	19,130	(14,970)	17,698
Inventories	7,752	11,839	(4,403)
Prepaid expenses and other current assets	10,763	(26,580)	(511)
Accounts payable, accrued restructuring and accrued expenses	(4,245)	22,258	(2,513)
Refundable and accrued income taxes, net	2,660	367	(311)
Other assets and liabilities	(13,589)	33,145	(4,837)
Net cash provided by (used in) operating activities	(19,788)	19,194	10,139
Cash flows from investing activities:
Additions to property and equipment	(7,936)	(8,518)	(4,489)
Proceeds from the disposition of property and equipment	1,318	—	—
Purchase of Trading Securities	(1,220)	(69,221)	(395)
Proceeds from the sale of Trading Securities	59,327	2,325	—
Investments in affiliates	(42)	(323)	(756)
Proceeds from investments in affiliates	789	408	—
Net cash provided by (used in) investing activities	52,236	(75,329)	(5,640)
Cash flows from financing activities:
Purchase of the Company’s Convertible Notes	(20,257)	—	—
Payment of deferred financing costs	—	—	(628)
Repayments on capital lease obligations	(228)	(216)	(130)
Net proceeds (repayments) of revolving line of credit	—	(4,453)	4,453
Proceeds from issuance of common stock	51	113	1,368
Repurchase of common stock	(127)	—	—
Proceeds from issuance of convertible notes, net of transaction costs of $3,430	—	—	96,570
Net cash used in financing activities	(20,561)	(4,556)	101,633
Cash flows from discontinued operations:
Operating cash flows	—	—	(324)
Net cash used in discontinued operations	—	—	(324)
Net effect of exchange rate changes on cash and cash equivalents	(528)	(3,393)	(209)
Net increase (decrease) in cash and cash equivalents	11,359	(64,084)	105,599
Cash and cash equivalents at beginning of period	119,431	183,515	77,916
Cash and cash equivalents at end of period	$130,790	$119,431	$183,515

The accompanying notes are an integral part of these consolidated financial statements.

MODUSLINK GLOBAL SOLUTIONS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	NATURE OF OPERATIONS
ModusLink Global Solutions, Inc. (together with its consolidated subsidiaries, “ModusLink Global Solutions” or the “Company”), through its wholly owned subsidiaries, ModusLink Corporation (“ModusLink”) and ModusLink PTS, Inc. (“ModusLink PTS”), is a leader in global supply chain business process management serving clients in markets such as consumer electronics, communications, computing, medical devices, software, and retail. The Company designs and executes critical elements in its clients’ global supply chains to improve speed to market, product customization, flexibility, cost, quality and service. These benefits are delivered through a combination of industry expertise, innovative service solutions, integrated operations, proven business processes, expansive global footprint and world-class technology.
The Company has an integrated network of strategically located facilities in various countries, including numerous sites throughout North America, Europe and Asia. The Company previously operated under the names CMGI, Inc. and CMG Information Services, Inc. and was incorporated in Delaware in 1986.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The accompanying consolidated financial statements reflect the application of certain significant accounting policies described below.
Principles of Consolidation
The accompanying consolidated financial statements of the Company include the results of its wholly-owned and majority- owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. The Company accounts for investments in businesses in which it owns between 20% and 50% of the voting interest using the equity method, if the Company has the ability to exercise significant influence over the investee company. All other investments in privately held businesses over which the Company does not have the ability to exercise significant influence, or for which there is not a readily determinable market value, are accounted for under the cost method of accounting.
Use of Estimates
The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates including those related to revenue recognition, allowance for doubtful accounts, inventories, fair value of its trading and available-for-sale securities, intangible assets, income taxes, restructuring, valuation of long-lived assets, impairments, contingencies, restructuring charges, litigation, pension obligations and the fair value of stock options and share bonus awards granted under the Company’s stock based compensation plans. Accounting estimates are based on historical experience and various assumptions that are considered reasonable under the circumstances. However, because these estimates inherently involve judgments and uncertainties, actual results could differ materially from those estimated.
Revenue Recognition
The Company’s revenue primarily comes from the sale of supply chain management services to its clients. Amounts billed to clients under these arrangements include revenue attributable to the services performed as well as for materials procured on the Company’s clients’ behalf as part of its service to them. Other sources of revenue include the sale of products and other services. Revenue is recognized for services when the services are performed and for product sales when the products are shipped or in certain cases when products are built and title had transferred, if the client has also contracted with us for warehousing and/or logistics services for a separate fee, assuming all other applicable revenue recognition criteria are met.

The Company recognizes revenue in accordance with the provisions of the Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” (“ASC Topic 605”). Specifically, the Company recognizes revenue when persuasive evidence of an arrangement exists, title and risk of loss have passed or services have been rendered, the sales price is fixed or determinable and collection of the related receivable is reasonably assured. The Company’s shipping terms vary by client and can include FOB shipping point, which means that risk of loss passes to the client when it is shipped from the Company’s location, as well as other terms such as ex-works, meaning that title and risk of loss transfer upon delivery of product to the customer’s designated carrier. The Company also evaluates the terms of each major client contract relative to a number of criteria that management considers in making its determination with respect to gross versus net reporting of revenue for transactions with its clients. Management’s criteria for making these judgments place particular emphasis on determining the primary obligor in a transaction and which party bears general inventory risk. The Company records all shipping and handling fees billed to clients as revenue, and related costs as cost of sales, when incurred.
The Company applies the provisions of ASC Topic 985, “Software” (“ASC Topic 985”), with respect to certain transactions involving the sale of software products by the Company’s e-Business operations.
The Company applies the guidance of Accounting Standards Codification (“ASC”) 605-25 “Revenue – Multiple-Element Arrangements” for determining whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the arrangement consideration should be measured and allocated to the separate units of accounting. Under this guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. For those contracts which contain multiple deliverables, management must first determine whether each service, or deliverable, meets the separation criteria. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the client. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” Management allocates the total arrangement consideration to each separate unit of accounting based on the relative selling price of each separate unit of accounting. After the arrangement consideration has been allocated to each separate unit of accounting, management applies the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. In general, revenue is recognized upon completion of the last deliverable. All deliverables that do not meet the separation criteria are combined into one unit of accounting and the appropriate revenue recognition method is applied.
Accounts Receivable and Allowance for Doubtful Accounts
The Company’s unsecured accounts receivable are stated at original invoice amount less an estimate made for doubtful receivables based on a monthly review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer’s financial condition, credit history and current economic conditions. The Company writes off accounts receivable when management deems them uncollectible and records recoveries of accounts receivable previously written off when received. When accounts receivable are considered past due, the Company generally does not charge interest on past due balances.
Foreign Currency Translation
All assets and liabilities of the Company’s foreign subsidiaries, whose functional currency is the local currency, are translated to U.S. dollars at the rates in effect at the balance sheet date. All amounts in the Consolidated Statements of Operations are translated using the average exchange rates in effect during the year. Resulting translation adjustments are reflected in the accumulated other comprehensive income (loss) component of stockholders’ equity. Settlement of receivables and payables in a foreign currency that is not the functional currency result in foreign currency transaction gains and losses. Foreign currency transaction gains and losses are included in “Other gains (losses), net” in the Consolidated Statements of Operations.

Cash, Cash Equivalents and Short-term Investments
The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Investments with maturities greater than three months to twelve months at the time of purchase are considered short- term investments. Cash and cash equivalents consisted of the following:

	July 31, 2016	July 31, 2015
	(In thousands)
Cash and bank deposits	$29,566	$43,154
Money market funds	101,224	76,277
	$130,790	$119,431
Fair Value of Financial Instruments
The carrying value of cash and cash equivalents, accounts receivable, accounts payable, current liabilities and the revolving line of credit approximate fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximates fair value, as estimated by using discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair values of the Company’s Trading Securities are estimated using quoted market prices. The fair value of the Company’s Notes payable is $51.0 million as of July 31, 2016, which represents the value at which its lenders could trade its debt with in the financial markets, and does not represent the settlement value of these long-term debt liabilities to us. The fair value of the Notes payable could vary each period based on fluctuations in market interest rates, as well as changes to the Company’s credit ratings. The Notes payable are traded and their fair values are based upon traded prices as of the reporting dates.
The defined benefit plans have assets invested in insurance contracts and bank managed portfolios. Conservation of capital with some conservative growth potential is the strategy for the plans. The Company’s pension plans are outside the United States, where asset allocation decisions are typically made by an independent board of trustees. Investment objectives are aligned to generate returns that will enable the plans to meet their future obligations. The Company acts in a consulting and governance role in reviewing investment strategy and providing a recommended list of investment managers for each plan, with final decisions on asset allocation and investment manager made by local trustees.
ASC Topic 820 provides that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3:	Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities
Investments
Marketable securities held by the Company which meet the criteria for classification as trading securities or available-for-sale are carried at fair value. Gains and losses on securities classified as trading are reflected in other income (expense) in the Company’s Consolidated Statements of Operations. Unrealized holding gains and losses on securities classified as available-for-sale are carried net of income taxes, when applicable, as a component of accumulated other comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity.
The Company maintained interests in a small number of privately held companies primarily through its various venture capital funds. The Company’s venture capital investment portfolio, @Ventures, invested in early-stage technology companies. These investments are generally made in connection with a round of financing with other third-party investors. Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities, are accounted for under the cost method of accounting, and are carried at the lower of cost or net realizable value. Under this method, the investment balance, originally recorded at is cost, is only adjusted for impairments to the investment. Gains and losses realized upon the sale of the investment are reflected in “(Gains) losses, and equity in losses, of affiliates” in the Company’s Consolidated Statements of Operations. If it is determined that the Company exercises significant influence over the investee company, then the equity method of accounting is used. For those investments in which the Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company’s share of net income or losses of the investee are reflected in “(Gains) losses, and equity in losses, of affiliates” in the Company’s Consolidated Statements of Operations.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular equity investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. This valuation process is based primarily on information that the Company obtains from these privately held companies who are not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the timeliness and completeness of the data may vary. Based on the Company’s evaluation, it recorded impairment charges related to its investments in privately held companies of approximately $42 thousand, $7.3 million and $1.4 million for the fiscal years ended July 31, 2016, 2015 and 2014, respectively. These impairment losses are reflected in “Impairment of investments in affiliates” in the Company’s Consolidated Statements of Operations.
At the time an equity method investee issues its stock to unrelated parties, the Company accounts for that share issuance as if the Company has sold a proportionate share of its investment. The Company records any gain or loss resulting from an equity method investee’s share issuance in its Consolidated Statements of Operations.
Funds held for clients
Funds held for clients represent assets that are restricted for use solely for the purposes of satisfying the obligations to remit client’s customer funds to the Company’s clients. These funds are classified as a current asset and a corresponding other current liability on the Company’s Consolidated Balance Sheets.
Inventory
Inventories are stated at the lower of cost or market. Cost is determined by both the moving average and the first-in, first-out methods. Materials that the Company typically procures on behalf of its clients that are included in inventory include materials such as compact discs, printed materials, manuals, labels, hardware accessories, hard disk drives, consumer packaging, shipping boxes and labels, power cords and cables for client-owned electronic devices.
Inventories consisted of the following:

	July 31, 2016	July 31, 2015
	(In thousands)
Raw materials	$28,506	$38,922
Work-in-process	590	536
Finished goods	11,174	9,282
	$40,270	$48,740
The Company continuously monitors inventory balances and records inventory provisions for any excess of the cost of the inventory over its estimated market value. The Company also monitors inventory balances for obsolescence and excess quantities as compared to projected demands. The Company’s inventory methodology is based on assumptions about average shelf life of inventory, forecasted volumes, forecasted selling prices, contractual provisions with its clients, write-down history of inventory and market conditions. While such assumptions may change from period to period, in determining the net realizable value of its inventories, the Company uses the best information available as of the balance sheet date. If actual market conditions are less favorable than those projected, or the Company experiences a higher incidence of inventory obsolescence because of rapidly changing technology and client requirements, additional inventory provisions may be required. Once established, write-downs of inventory are considered permanent adjustments to the cost basis of inventory and cannot be reversed due to subsequent increases in demand forecasts. Accordingly, if inventory previously written down to its net realizable value is subsequently sold, gross profit margins may be favorably impacted.

Long-Lived Assets, Goodwill and Other Intangible Assets
The Company follows ASC Topic 360, “Property, Plant, and Equipment” (“ASC Topic 360”). Under ASC Topic 360, the Company tests certain long-lived assets or group of assets for recoverability whenever events or changes in circumstances indicate that the Company may not be able to recover the asset’s carrying amount. ASC Topic 360 defines impairment as the condition that exists when the carrying amount of a long-lived asset or group, including property and equipment and other definite-lived intangible assets, exceeds its fair value. The Company evaluates recoverability by determining whether the undiscounted cash flows expected to result from the use and eventual disposition of that asset or group cover the carrying value at the evaluation date. If the undiscounted cash flows are not sufficient to cover the carrying value, the Company measures an impairment loss as the excess of the carrying amount of the long-lived asset or group over its fair value. Management may use third party valuation experts to assist in its determination of fair value.
The Company is required to test goodwill for impairment annually or if a triggering event occurs in accordance with the provisions of ASC Topic 350, “Goodwill and Other” (“ASC Topic 350”). The Company’s policy is to perform its annual impairment testing for all reporting units with goodwill on July 31 of each fiscal year.

The Company’s valuation methodology for assessing impairment of long-lived assets, goodwill and other intangible assets requires management to make judgments and assumptions based on historical experience and on projections of future operating performance. Management may use third party valuation advisors to assist in its determination of the fair value of reporting units subject to impairment testing. The Company operates in highly competitive environments and projections of future operating results and cash flows may vary significantly from actual results. If the assumptions used in estimating the valuations of the Company’s reporting units for purposes of impairment testing differ materially from actual future results, the Company may record impairment charges in the future and our financial results may be materially adversely affected.
Restructuring Expenses
The Company follows the provisions of ASC Topic 420, “Exit or Disposal Cost Obligations”, which addresses financial accounting and reporting for costs associated with exit or disposal activities. The statement requires companies to recognize costs associated with exit or disposal activities when a liability has been incurred rather than at the date of a commitment to an exit or disposal plan. The Company records liabilities that primarily include estimated severance and other costs related to employee benefits and certain estimated costs related to equipment and facility lease obligations and other service contracts. These contractual obligations principally represent future obligations under non-cancelable real estate leases. Restructuring estimates relating to real estate leases involve consideration of a number of factors including: potential sublet rental rates, estimated vacancy period for the property, brokerage commissions and certain other costs. Estimates relating to potential sublet rates and expected vacancy periods are most likely to have a material impact on the Company’s results of operations in the event that actual amounts differ significantly from estimates. These estimates involve judgment and uncertainties, and the settlement of these liabilities could differ materially from recorded amounts.
Property and Equipment
Property, plant and equipment are stated at cost. The costs of additions and improvements are capitalized, while maintenance and repairs are charged to expense as incurred. Depreciation and amortization is provided on the straight-line basis over the estimated useful lives of the respective assets. The Company capitalizes certain computer software development costs when incurred in connection with developing or obtaining computer software for internal use. The estimated useful lives are as follows:

Buildings	32 years
Machinery & equipment	3 to 5 years
Furniture & fixtures	5 to 7 years
Automobiles	5 years
Software	3 to 8 years
Leasehold improvements	Shorter of the remaining lease term or the estimated useful life of the asset
Income Taxes
Income taxes are accounted for under the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”), using the asset and liability method whereby deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. ASC Topic 740 also requires that the deferred tax assets be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This methodology is subjective and requires significant estimates and judgments in the determination of the recoverability of deferred tax assets and in the calculation of certain tax liabilities.
In accordance with ASC Topic 740, the Company applies the criteria that an individual tax position must satisfy for some or all of the benefits of that position to be recognized in a company’s financial statements. ASC Topic 740 prescribes a recognition threshold of more-likely-than-not, and a measurement attribute for all tax positions taken or expected to be taken on a tax return, in order for those tax positions to be recognized in the financial statements. In accordance with the Company’s accounting policy, interest and penalties related to uncertain tax positions is included in the “income tax expense” line of the Consolidated Statements of Operations. See Note 14, “Income Taxes,” for additional information.

Earnings (Loss) Per Share
The following table reconciles earnings per share for the fiscal years ended July 31, 2016, 2015 and 2014.

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands, except per share data)
Loss from continuing operations	$(61,281)	$(18,429)	$(16,362)
Income from discontinued operations	—	—	80
Net loss	$(61,281)	$(18,429)	$(16,282)
Weighted average common shares outstanding	51,934	51,940	51,582
Weighted average common equivalent shares arising from dilutive stock options and restricted stock	—	—	—
Weighted average number of common and potential common shares	51,934	51,940	51,582
Basic and diluted net income (loss) per share:
Loss from continuing operations	$(1.18)	$(0.35)	$(0.32)
Income from discontinued operations	—	—	—
Net loss	$(1.18)	$(0.35)	$(0.32)
Approximately 21.1 million, 21.6 million and 11.6 million common stock equivalent shares relating to the effects of outstanding stock options and restricted stock were excluded from the denominator in the calculation of diluted earnings per share for the fiscal years ended July 31, 2016, 2015 and 2014, respectively, as their effect would be anti-dilutive due to the fact that the Company recorded a net loss for those periods. Approximately 16.5 million and 16.6 million and 6.2 million common shares outstanding associated with the convertible Notes, using the if-converted method, were excluded from the denominator in the calculation of diluted earnings (loss) per share for the fiscal years ended July 31, 2016, 2015 and 2014, respectively.
Reverse/Forward Split
During the quarter ended January 31, 2015, the Company commenced a reverse split of the Company’s common stock, immediately followed by a forward stock split of the Company’s common stock (“reverse/forward split”), which was intended to reduce the costs associated with servicing stockholder accounts holding relatively small numbers of shares of the Company’s common stock. The ratio for the reverse stock split as approved by the Company’s Board of Directors, and by the Company’s stockholders at the December 9, 2014 Annual Meeting of Stockholders, was fixed at 1-for-100 and the ratio for the forward stock split was fixed at 100-for-1. The reverse/forward split did not change the authorized number of shares of Common Stock or in the par value of such shares. No fractional shares were issued in connection with the reverse/forward split. The reverse/forward split did not impact the earnings-per-shares for the current or prior years.

Share-Based Compensation Plans
The Company recognizes share-based compensation in accordance with the provisions of ASC Topic 718, “Compensation— Stock Compensation” (“ASC Topic 718”) which requires the measurement and recognition of compensation expense for all share- based payment awards made to employees and directors including employee stock options and employee stock purchases based on estimated fair values.
The Company estimates the fair value of share-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods. The Company estimates forfeitures at the time of grant and revises those estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.
The Company uses a binomial-lattice option-pricing model (“binomial-lattice model”) for valuation of share-based awards with time-based vesting. The Company believes that the binomial-lattice model is an accurate model for valuing employee stock options since it reflects the impact of stock price changes on option exercise behavior. For performance-based awards, stock-based compensation expense is recognized over the expected performance achievement period of individual performance milestones when the achievement of each individual performance milestone becomes probable. For share-based awards based on market conditions, specifically, the Company’s stock price, the compensation cost and derived service periods are estimated using the Monte Carlo valuation method. The Company uses third party analyses to assist in developing the assumptions used in its binomial-lattice model and Monte Carlo valuations and the resulting fair value used to record compensation expense. The Company’s determination of fair value of share-based payment awards on the date of grant using an option-pricing model is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, and actual and projected employee stock option exercise behaviors. Any significant changes in these assumptions may materially affect the estimated fair value of the share-based award.
Major Clients and Concentration of Credit Risk
For the fiscal year ended July 31, 2016, 2015 and 2014, the Company’s 10 largest clients accounted for approximately 71%, 76% and 80% of consolidated net revenue, respectively. Sales to GoPro, Inc. (“GoPro”) accounted for approximately 13%, 19%, and 11% of the Company’s consolidated net revenue for the fiscal years ended July 31, 2016, 2015 and 2014, respectively. Sales to Philips International B.V. and Philips Consumer Lifestyle B.V. (together “Philips”) accounted for approximately 13%, 10%, and 8% of the Company’s consolidated net revenue for the fiscal years ended July 31, 2016, 2015 and 2014, respectively. GoPro accounted for approximately 6% and 15% of the Company’s Net Accounts Receivable balance as of July 31, 2016 and 2015, respectively. Philips accounted for approximately 10% and 5% of the Company’s Net Accounts Receivable balance as of July 31, 2016 and 2015, respectively. All four reportable segment report revenues associated with GoPro. The Europe reportable segment reports revenue associated with Philips. To manage risk, the Company performs ongoing credit evaluations of its clients’ financial condition. The Company generally does not require collateral on accounts receivable. The Company maintains an allowance for doubtful accounts based on its assessment of the collectability of accounts receivable.
Financial instruments which potentially subject the Company to concentrations of credit risk are cash, cash equivalents and accounts receivable. The Company’s cash equivalent portfolio is diversified and consists primarily of short-term investment grade securities placed with high credit quality financial institutions. Cash and cash equivalents are maintained at accredited financial institutions, and those and the balances associated with Funds Held for Clients are at times without and in excess of federally insured limits. The Company has never experienced any losses related to these balances and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with financial institutions.
Recent Accounting Pronouncements
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. The effective date will be the first quarter of fiscal year 2019 using one of two retrospective application methods or a cumulative effect approach. The Company is evaluating the potential effects on the consolidated financial statements.

In August 2014, the FASB issued ASU No. 2014-15 Presentation of Financial Statements—Going Concern (Subtopic 205-40), which amends the accounting guidance related to the evaluation of an entity’s ability to continue as a going concern. The amendment establishes management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern in connection with preparing financial statements for each annual and interim reporting period. The update also gives guidance to determine whether to disclose information about relevant conditions and events when there is substantial doubt about an entity’s ability to continue as a going concern. This guidance will be effective for the Company as of the first quarter of fiscal year 2018. The new guidance is not anticipated to have an effect on the Company’s consolidated financial statements.
In February 2015, the FASB issued ASU No. 2015-02 Consolidation (Topic 810), Amendments to Consolidation Analysis, which changes the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2017. The Company will assess the impact of this standard on its financial statements.
In April 2015, the FASB issued ASU No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30)—Simplifying the Presentation of Debt Issuance Costs, which requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the debt liability rather than as an asset. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2017. The Company will properly present the balance when the ASU is adopted in the first quarter of fiscal year 2017.
In July 2015, the FASB issued ASU No. 2015-11, Simplifying the Measurement of Inventory (Topic 330), which provides guidance related to inventory measurement. The new standard requires entities to measure inventory at the lower of cost and net realizable value thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market. The new standard is effective for the Company beginning in the first quarter of fiscal year 2018. The Company is currently evaluating the effect the guidance will have on the Company’s financial statement disclosures, results of operations and financial position.
In November 2015, the FASB issued ASU No. 2015-17, Balance Sheet Classification of Deferred Taxes, which requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This guidance allows for adoption on either a prospective or retrospective basis. This guidance will be effective on January 1, 2017. Early adoption is permitted. The Company has elected to early adopt this guidance on a prospective basis and, as a result, prior consolidated balance sheets were not retrospectively adjusted. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements and related disclosures.
In February 2016, the FASB issued ASU No. 2016-02, Leases, which requires lessees to put most leases on their balance sheets but recognize expenses on their income statements in a manner similar to today’s accounting. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2020. The Company is currently evaluating the effect the guidance will have on the Company’s financial statement disclosures, results of operations and financial position.
In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). The amendments in this update relate to when another party, along with the Company, are involved in providing a good or service to a customer and are intended to improve the operability and understandability of the implementation guidance on principal versus agent. Revenue recognition guidance requires companies to determine whether the nature of its promise is to provide that good or service to the customer (i.e., the Company is a principal) or to arrange for the good or service to be provided to the customer by the other party (i.e., the Company is an agent). This ASU will be effective for the Company beginning in the first quarter of fiscal year 2019. The Company is currently in the process of assessing what impact this new update may have on its consolidated financial statements.
In March 2016, the FASB issued ASU No. 2016-09, Compensation-Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. Several aspects of the accounting for share-based payment award transactions are simplified, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows. This ASU will be effective for the Company beginning in the first quarter of fiscal year 2018. The Company is currently in the process of assessing what impact this new standard may have on its consolidated financial statements.

(3)	ACCOUNTS RECEIVABLE
The Company’s unsecured accounts receivable are stated at original invoice amount less an estimate made for doubtful receivables based on a monthly review of all outstanding amounts. Management determines the allowance for doubtful accounts by regularly evaluating individual customer receivables and considering each customer’s financial condition, credit history and current economic conditions. The Company writes off accounts receivable when management deems them uncollectible and records recoveries of accounts receivable previously written off when received. When accounts receivable are considered past due, the Company generally does not charge interest on past due balances. The allowance for doubtful accounts consisted of the following:

	July 31,
	2016	2015	2014
	(In thousands)
Balance at beginning of year	$57	$63	$64
Provisions charged to expense	458	—	59
Accounts written off	(26)	(6)	(60)
	$489	$57	$63
During the fourth quarter of fiscal 2013, as a part of its working capital management, the Company entered into a factoring agreement with a third party financial institution for the sale of certain accounts receivables without recourse. The activity under this agreement is accounted for as a sale of accounts receivable under ASC 860 “Transfers and Servicing”. This agreement relates exclusively to the accounts receivables of one of the Company’s significant clients. The amount sold varies each month based on the amount of underlying receivables and cash flow requirements of the Company. The factoring agreement is permitted under the Company’s Credit Facility agreement.

The total amount of accounts receivable factored was $0.9 million and $1.0 million for the years ended July 31, 2016 and 2015, respectively. The cost incurred on the sale of these receivables was immaterial for years ended July 31, 2016 and 2015, respectively. The cost of selling these receivable is dependent upon the number of days between the sale date of the receivable and the date the client’s invoice is due and the interest rate. The interest rate associated with the sale of these receivables is equal to LIBOR plus 0.85%. The expense associated with the sale of these receivables is recorded as a component of selling, general and administrative expense in the accompanying consolidated statements of operations.

(4)	PROPERTY AND EQUIPMENT
Property and equipment at cost, consists of the following:

	July 31,
	2016	2015
	(In thousands)
Buildings	$24,344	$27,294
Machinery and equipment	24,676	31,264
Leasehold improvements	14,735	14,799
Software	44,579	42,790
Other	24,156	22,188
	132,490	138,335
Less: Accumulated depreciation and amortization	(110,219)	(115,599)
Property and equipment, net	$22,271	$22,736
Assets under capital leases which are included in the amounts above are summarized as follows:

	July 31,
	2016	2015
	(In thousands)
Machinery and equipment	$370	$370
Other	118	212
	488	582
Less: Accumulated depreciation and amortization	(455)	(431)
	$33	$151
The Company recorded depreciation expense of $8.1 million, $8.7 million and $13.2 million for the fiscal years ended July 31, 2016, 2015 and 2014, respectively. Depreciation expense within the Americas, Asia, Europe, and e-Business was
$1.5 million, $3.2 million, $2.6 million, and $0.8 million, respectively, for fiscal year 2016, $2.3 million, $3.2 million, $2.5 million, and $0.6 million, respectively, for fiscal year 2015, $3.4 million, $4.8 million, $4.2 million, and $0.8 million, respectively, for fiscal year 2014. Amortization of assets recorded under capital leases is included in the depreciation expense amounts.
During the year ended, July, 2016, the Company recorded an impairment charge of $0.3 million to adjust the carrying value of its building in Kildare, Ireland to its estimated fair value. During the year ended July 31, 2015, the Company recorded $0.3 million in impairment charges related to the write-down of leasehold improvements associated with the planned closure of a facility. During the year ended July 31, 2014, the Company recorded an impairment charge of $0.5 million to adjust the carrying value of its building in Kildare, Ireland to its estimated fair value. These charges are reflected in “impairment of goodwill and long-lived assets” in the Consolidated Statements of Operations.

(5)	INVESTMENTS
Trading securities
As of July 31, 2016, the Company had $16.8 million in investments in Trading Securities, $12.6 million of which were the publicly traded convertible debentures. During the year ended July 31, 2016, the Company sold $57.2 million in publicly traded securities, with a realized gain of $6.4 million. During the year ended July 31, 2016, the Company received proceeds of $59.3 million associated with the sale of publicly traded securities. However, $2.1 million of these proceeds are related to trades executed during the year ended July 31, 2015. During the year ended July 31, 2016, the Company acquired publicly traded securities of $1.2 million. During the year ended July 31, 2016, the Company recognized $12.3 million in net non-cash losses associated with its Trading Securities.
During the year ended July 31, 2015, the Company acquired convertible debentures of a publicly traded entity of $34.1 million and acquired common stock of a publicly traded entity of $35.1 million. During the year ended July 31, 2015, the Company sold $3.9 million in publicly traded securities, with a realized gain of $0.8 million. However, the cash associated with $2.1 million of these trades was received subsequent to July 31, 2015. The receivable associated with this receipt is classified under other current assets on the Company’s balance sheet as of July 31, 2015. As of July 31, 2015, the Company had $78.7 million in investments in Trading Securities, $41.3 million of which were the publicly traded convertible debentures. During the year ended July 31, 2015, the Company recognized $12.8 million in net non-cash gains associated with its Trading Securities held as of the end of the year. Unrealized gains and losses associated with these securities were immaterial for the fiscal year ended July 31, 2014.
The Company’s purchases of the publicly traded convertible debentures were on the open market. The chairman of the board of ModusLink Global Solutions, Inc. is also the chairman of the board of the company issuing the publicly traded convertible debentures. The Chief Executive Officer of ModusLink Global Solutions, Inc. also serves on the board of the company issuing the publicly traded convertible debentures. The trading securities were classified within Level 1 of the fair value hierarchy. Mutual Securities, Inc. (“Mutual Securities”) serves as the broker and record-keeper for all the transactions associated with the Trading Securities.
@Ventures
The Company maintained interests in a small number of privately held companies primarily through its interests in two venture capital funds which invest as “@Ventures.” The Company invested in early stage technology companies. These investments were generally made in connection with a round of financing with other third-party investors.
As of July 31, 2016 and 2015, the value of these investments was fully impaired. During the fiscal years ended July 31, 2016, 2015 and 2014, an immaterial amount, $0.3 million and $0.8 million, respectively, was invested by @Ventures in privately held companies. During the fiscal years ended July 31, 2015 and 2014, the Company recorded $7.3 million and $1.4 million, respectively, of impairment charges related to certain investments in the @Ventures portfolio of companies. During the fiscal years ended July 31, 2016 and 2015, the Company received distributions of approximately $0.8 million and $0.4 million, respectively, from its investments. During the fiscal year ended July 31, 2014, @Ventures did not receive any distributions from its investments.
Investments in which the Company’s interest is less than 20% and which are not classified as available-for-sale securities, are accounted for under the cost method of accounting, and are carried at the lower of cost or net realizable value. Under this method, the investment balance, originally recorded at is cost, is only adjusted for impairments to the investment. Gains and losses realized upon the sale of the investment are reflected in “(Gains) losses, and equity in losses, of affiliates” in the Company’s Consolidated Statements of Operations. For the fiscal years ended July 31, 2016 and 2015, the Company recorded gains of $0.8 million and $0.2 million, respectively, associated with its cost method investments. If it is determined that the Company exercises significant influence over the investee company, then the equity method of accounting is used. For those investments in which the Company’s voting interest is between 20% and 50%, the equity method of accounting is generally used. Under this method, the investment balance, originally recorded at cost, is adjusted to recognize the Company’s share of net earnings or losses of the investee company as they occur, limited to the extent of the Company’s investment in, advances to and commitments for the investee. The Company’s share of net income or losses of the investee are reflected in “(Gains) losses, and equity in losses, of affiliates” in the Company’s Consolidated Statements of Operations. For the fiscal year ended July 31, 2015, the Company recorded an immaterial proportionate share of the affiliates’ gains. For the fiscal year ended July 31, 2014, the Company recorded its proportionate share of the affiliates’ losses of $0.1 million.
The Company assesses the need to record impairment losses on its investments and records such losses when the impairment of an investment is determined to be other than temporary in nature. The process of assessing whether a particular investment’s net realizable value is less than its carrying cost requires a significant amount of judgment. In making this judgment, the Company carefully considers the investee’s cash position, projected cash flows (both short and long-term), financing needs, recent financing rounds, most recent valuation data, the current investing environment, management/ownership changes and competition. The valuation process is based primarily on information that the Company requests from these privately held companies and is not subject to the same disclosure and audit requirements as the reports required of U.S. public companies. As such, the reliability and the accuracy of the data may vary.
During the year ended July 31, 2015, the Company became aware in various quarters that there may be indicators of impairment for certain investments in the @Ventures portfolio of companies. During the year, the Company performed evaluations of its portfolio companies and determined that due to market conditions and their recent performance the portfolio companies were unable to secure potential investors or buyers to fund them as a going concern. As a result, these investments were impaired and the Company recorded impairment charges of $7.3 million during the year ended July 31, 2015.
During the year ended July 31, 2014, the Company became aware in various quarters that there may be indicators of impairment for a certain investment in the @Ventures portfolio of companies. The Company completed evaluations for impairment in connection with the preparation of the financial statements for those periods and determined that the investment was impaired. As a result, the Company recorded impairment charges of $1.4 million during the year ended July 31, 2014.
As of July 31, 2016, the Company is not committed to fund any follow-on investments in any of the @Ventures portfolio companies.

(6)	GOODWILL AND INTANGIBLE ASSETS
The Company conducted its annual goodwill impairment test on July 31 of each fiscal years ended July 31, 2015 and 2014. In addition, if and when events or circumstances change that would more likely than not reduce the fair value of any of its reporting units below its carrying value, an interim test would be performed. In making this assessment, the Company relied on a number of factors including operating results, business plans, economic projections, anticipated future cash flows, transactions and marketplace data. The Company’s reporting units are the same as the operating segments: Americas, Asia, Europe and e-Business.
If the carrying value of a reporting unit exceeds its fair value, the Company calculates the implied fair value of the reporting unit’s goodwill and compares it to the carrying value. If the carrying value of goodwill exceeds its implied fair value, an impairment charge is recorded for the difference. The fair value of a reporting unit is primarily based on a discounted cash flow (“DCF”) method. The DCF approach requires that the Company forecast future cash flows for the reporting unit and discount the cash flow streams based on a weighted average cost of capital that is derived, in part, from comparable companies within similar industries. The DCF calculations also include a terminal value calculation that is based upon an expected long-term growth rate for the applicable reporting unit. The Company believes that the use of the income approach is appropriate due to lack of comparability to guideline companies and the lack of comparable transactions under the market approach. The income approach incorporates many assumptions including future growth rates, discount factors, expected capital expenditures and income tax cash flows. The carrying values of each reporting unit include assets and liabilities which relate to the reporting unit’s operations. During the fourth quarter of fiscal year 2015, the Company completed its annual impairment analysis of goodwill and determined that the fair value of the reporting unit, derived from forecasted cash flows, did not exceed its carrying value. As a result of the annual impairment analysis and in connection with the preparation of its annual financial statements for the fiscal year ended July 31, 2015, the Company concluded that its remaining goodwill was fully impaired and recorded a $3.1 million non-cash goodwill impairment charge. The impairment charge was not deductible for tax purposes. The impairment charge did not affect the Company’s liquidity or cash flows and had no effect on the Company’s compliance with the financial covenants under its credit agreement. The Company’s goodwill of $3.1 million as of July 31, 2014 related to the Company’s e-Business reporting unit.

The intangible asset amortization relates to certain amortizable intangible assets acquired by the Company in connection with its acquisitions. The intangible assets were fully amortized as of July 31, 2015. Amortization expense for intangible assets for the fiscal years ended July 31, 2015 and 2014 totaled $0.7 million and $1.1 million, respectively.

(7)	RESTRUCTURING
The following tables summarize the activity in the restructuring accrual for the fiscal years ended July 31, 2016, 2015, and 2014:

	Employee Related Expenses	Contractual Obligations	Total
	(In thousands)
Accrued restructuring balance at July 31, 2013	$3,974	$1,190	$5,164
Restructuring charges	6,111	294	6,405
Restructuring adjustments	161	(9)	152
Cash paid	(8,640)	(817)	(9,457)
Non-cash adjustments	81	(60)	21
Accrued restructuring balance at July 31, 2014	1,687	598	2,285
Restructuring charges	5,063	324	5,387
Restructuring adjustments	(193)	(64)	(257)
Cash paid	(4,949)	(691)	(5,640)
Non-cash adjustments	(171)	(76)	(247)
Accrued restructuring balance at July 31, 2015	1,437	91	1,528
Restructuring charges	6,025	1,536	7,561
Restructuring adjustments	(108)	(32)	(140)
Cash paid	(5,244)	(641)	(5,885)
Non-cash adjustments	(36)	1	(35)
Accrued restructuring balance at July 31, 2016	$2,074	$955	$3,029
It is expected that the payments of employee-related charges will be substantially completed during the fiscal year ending July 31, 2017. The remaining contractual obligations primarily relate to facility lease obligations for vacant space resulting from the previous restructuring activities of the Company. The Company anticipates that contractual obligations will be substantially fulfilled by the end of December 2016.
During the fiscal year ended July 31, 2016, the Company recorded a net restructuring charge of $7.4 million. Of this amount, $5.9 million primarily related to the workforce reduction of 228 employees across all operating segments, and $1.5 million related to contractual obligations.
During the fiscal year ended July 31, 2015, the Company recorded a net restructuring charge of $5.1 million. Of this amount, $4.9 million primarily related to the workforce reduction of 235 employees across all operating segments, and $0.2 million related to contractual obligations
During the fiscal year ended July 31, 2014, the Company recorded a net restructuring charge of $6.6 million. Of this amount, $6.3 million primarily related to the workforce reduction of 181 employees across all operating segments, and $0.3 million related to contractual obligations.
The net restructuring charges for the fiscal years ended July 31, 2016, 2015 and 2014 would have been allocated as follows had the Company recorded the expense and adjustments within the functional department of the restructured activities:

	Twelve Months Ended July 31,
	2016	2015	2014
Cost of revenue	$4,812	$4,718	$4,283
Selling, general and administrative	2,609	412	2,274
	$7,421	$5,130	$6,557

The following tables summarize the restructuring accrual by operating segment for the fiscal years ended July 31, 2016, 2015 and 2014:

	Americas	Asia	Europe	e-Business	Consolidated Total
	(In thousands)
Accrued restructuring balance at July 31, 2013	$382	$520	$4,256	$6	$5,164
Restructuring charges	918	944	4,235	308	6,405
Restructuring adjustments	(49)	(11)	102	110	152
Cash paid	(975)	(1,161)	(6,957)	(364)	(9,457)
Non-cash adjustments	(81)	(18)	114	6	21
Accrued restructuring balance at July 31, 2014	195	274	1,750	66	2,285
Restructuring charges	1,073	1,056	3,158	100	5,387
Restructuring adjustments	(164)	(59)	7	(41)	(257)
Cash paid	(869)	(1,106)	(3,655)	(10)	(5,640)
Non-cash adjustments	—	88	(234)	(101)	(247)
Accrued restructuring balance at July 31, 2015	235	253	1,026	14	1,528
Restructuring charges	1,885	2,293	2,353	1,030	7,561
Restructuring adjustments	—	(46)	(94)	—	(140)
Cash paid	(1,258)	(1,563)	(2,895)	(169)	(5,885)
Non-cash adjustments	—	(43)	8	—	(35)
Accrued restructuring balance at July 31, 2016	$862	$894	$398	$875	$3,029

(8)	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
The following schedules reflect the components of “Accrued Expenses” and “Other Current Liabilities”:

	July 31, 2016	July 31, 2015
	(In thousands)
Accrued taxes	$3,068	$334
Accrued compensation	9,590	10,532
Accrued interest	1,346	2,248
Accrued other	23,736	25,856
	$37,740	$38,970

	July 31, 2016	July 31, 2015
	(In thousands)
Accrued pricing liabilities	$18,882	$18,882
Funds held for clients	12,549	21,807
Other	8,227	10,048
	$39,658	$50,737
As of July 31, 2016 and 2015, the Company had accrued pricing liabilities of approximately $18.9 million. As previously reported by the Company, several principal adjustments were made to its historic financial statements for periods ending on or before January 31, 2012, the most significant of which related to the treatment of vendor rebates in its pricing policies. Where the retention of a rebate or a mark-up was determined to have been inconsistent with a client contract (collectively referred to as “pricing adjustments”), the Company concluded that these amounts were not properly recorded as revenue. Accordingly, revenue was reduced by an equivalent amount for the period that the rebate was estimated to have been affected. A corresponding liability for the same amount was recorded in that period (referred to as accrued pricing liabilities). The Company believes that it may not ultimately be required to pay all of the accrued pricing liabilities, due in part to the nature of the interactions with its clients. The remaining accrued pricing liabilities at July 31, 2016 will be derecognized when there is sufficient information for the Company to conclude that such liabilities have been extinguished, which may occur through payment, legal release, or other legal or factual determination.

(9)	DEBT
Notes Payable
On March 18, 2014, the Company entered into an indenture (the “Indenture”) with Wells Fargo Bank, National Association, as trustee (the “Trustee”), relating to the Company’s issuance of $100 million of 5.25% Convertible Senior Notes (the “Notes”). The Notes bear interest at the rate of 5.25% per year, payable semi-annually in arrears on March 1 and September 1 of each year, beginning on September 1, 2014. The Notes will mature on March 1, 2019, unless earlier repurchased by the Company or converted by the holder in accordance with their terms prior to such maturity date.
Holders of the Notes may convert all or any portion of their notes, in multiples of $1,000 principal amount, at their option at any time prior to the close of business or the business day immediately preceding the maturity date. Each $1,000 of principal of the Notes will initially be convertible into 166.2593 shares of the Company’s common stock, which is equivalent to an initial conversion price of approximately $6.01 per share, subject to adjustment upon the occurrence of certain events, or, if the Company obtains the required consent from its stockholders, into shares of the Company’s common stock, cash or a combination of cash and shares of its common stock, at the Company’s election. If the Company has received stockholder approval, and it elects to settle conversions through the payment of cash or payment or delivery of a combination of cash and shares, the Company’s conversion obligation will be based on the volume weighted average prices (“VWAP”) of its common stock for each VWAP trading day in a 40 VWAP trading day observation period. The Notes and any of the shares of common stock issuable upon conversion have not been registered. As of July 31, 2016, the if-converted value of the Notes did not exceed the principal value of the Notes.
Holders will have the right to require the Company to repurchase their Notes, at a repurchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, upon the occurrence of certain fundamental changes, subject to certain conditions. No fundamental changes occurred during the year ended July 31, 2016.
The Company may not redeem the Notes prior to the mandatory date, and no sinking fund is provided for the Notes. The Company will have the right to elect to cause the mandatory conversion of the Notes in whole, and not in part, at any time on or after March 6, 2017, if the last reported sale price of its common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company notifies holders of its election to mandatorily convert the Notes, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company notifies holders of its election to mandatorily convert the notes.
Per the Indenture, if the Notes are assigned a restricted CUSIP or the Notes are not otherwise freely tradable by holders at any time during the three months immediately preceding as of the 365th day after the last date of original issuance of the Notes, the Company shall pay additional interest on the Notes at a rate equal to 0.50% per annum of the principal amount of Notes outstanding until the restrictive legend on the Notes has been removed. The restrictive legend was removed on August 26, 2015 and, as such, the Company paid $0.2 million in additional interest associated with this restriction.
The Company has valued the debt using similar nonconvertible debt as of the original issuance date of the Notes and bifurcated the conversion option associated with the Notes from the host debt instrument and recorded the conversion option of $28.1 million in stockholders’ equity prior to the allocation of debt issuance costs. The initial value of the equity component, which reflects the equity conversion feature, is equal to the initial debt discount. The resulting debt discount on the Notes is being accreted to interest expense at the effective interest rate over the estimated life of the Notes. The equity component is included in the additional paid-in-capital portion of stockholders’ equity on the Company’s consolidated balance sheet. In addition, the debt issuance costs of $3.4 million are allocated between the liability and equity components in proportion to the allocation of the proceeds. The issuance costs allocated to the liability component ($2.5 million) are capitalized as a long-term asset on the Company’s balance sheet and amortized, using the effective-interest method, as additional interest expense over the term of the Notes. This amount has been classified as long-term as the underlying debt instrument has been classified as a long-term liability in the Company’s balance sheet. The issuance costs allocated to the equity component is recorded as a reduction to additional paid-in capital. The fair value of the Company’s Notes payable, calculated as of the closing price of the traded securities, was $51.0 million and $88.2 million as of July 31, 2016 and July 31, 2015, respectively. This value does not represent the settlement value of these long-term debt liabilities to the Company.
During the quarter ended April 30, 2016, the Company purchased $0.5 million in face value of the Notes in the open market at a purchase price of $0.4 million. During the quarter ended July 31, 2016, the Company purchased $2.0 million in face value of the Notes in the open market at a purchase price of $1.4 million. On July 21, 2016, the Company entered into an agreement with Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (together “Highbridge”) for the repurchase $27.9 million in face value of the Notes. The consideration paid to Highbridge included 2.7 million in newly issued shares of the Company’s common stock, par value $0.01 per share, a cash payment of $18.5 million and a cash payment in the amount of the unpaid interest ($0.6 million). The transaction was executed in a private transaction and closed on July 27, 2016. The Notes were cancelled following closing. These transactions resulted in a non-cash gain of $0.8 million and a reduction of the equity component of $0.1 million. The gain of $0.8 million on these transactions is presented as a component of other gains and losses.

The fair value of the Notes payable could vary each period based on fluctuations in market interest rates, as well as changes to the Company’s credit ratings. The Notes payable are traded and their fair values are based upon traded prices as of the reporting dates. As of July 31, 2016 and 2015, the net carrying value of the Notes was $58.2 million and $77.9 million, respectively.

	July 31, 2016	July 31, 2015
	(In thousands)
Carrying amount of equity component (net of allocated debt issuance costs)	$27,099	$27,163
Principal amount of Notes	$69,625	$100,000
Unamortized debt discount	(11,443)	(22,136)
Net carrying amount	$58,182	$77,864
As of July 31, 2016, the remaining period over which the unamortized discount will be amortized is 41 months.

	Twelve Months Ended July 31,
	2016	2015
Interest expense related to contractual interest coupon	$5,159	$5,310
Interest expense related to accretion of the discount	4,967	4,473
Interest expense related to debt issuance costs	439	344
	$10,565	$10,127
During the year ended July 31, 2016 and 2015, the Company recognized interest expense of $10.6 million and $10.1 million associated with the Notes, respectively. The effective interest rate on the Notes, including amortization of debt issuance costs and accretion of the discount, is 13.9%. The Notes bear interest of 5.25%.
PNC Bank Credit Facility
On June 30, 2014, two direct and wholly owned subsidiaries of the Company (the “Borrowers”) entered into a revolving credit and security agreement (the “Credit Agreement”), as borrowers and guarantors, with PNC Bank and National Association, as lender and as agent, respectively.
The Credit Agreement has a five (5) year term which expires on June 30, 2019. It includes a maximum credit commitment of $50.0 million, is available for letters of credit (with a sublimit of $5.0 million) and has a $20.0 million uncommitted accordion feature. The actual maximum credit available under the Credit Agreement varies from time to time and is determined by calculating the applicable borrowing base, which is based upon applicable percentages of the values of eligible accounts receivable and eligible inventory minus reserves determined by the Agent (including other reserves that the Agent may establish from time to time in its permitted discretion), all as specified in the Credit Agreement.
Generally, borrowings under the Credit Agreement bear interest at a rate per annum equal to, at the Borrowers’ option, either (a) LIBOR (adjusted to reflect any required bank reserves) for an interest period equal to one, two or three months (as selected by the Borrowers) plus a margin of 2.25% per annum or (b) a base rate determined by reference to the highest of (1) the base commercial lending rate publicly announced from time to time by PNC Bank, National Association, (2) the sum of the Federal Funds Open Rate in effect on such day plus one half of one percent (0.5%) per annum, or (3) the LIBOR rate (adjusted to reflect any required bank reserves) in effect on such day plus 1.00% per annum. In addition to paying interest on outstanding principal under the Credit Agreement, the Borrowers are required to pay a commitment fee, in respect of the unutilized commitments thereunder, of 0.25% per annum, paid quarterly in arrears. The Borrowers are also required to pay a customary letter of credit fee equal to the applicable margin on revolving credit LIBOR loans and fronting fees.
Obligations under the Credit Agreement are guaranteed by the Borrowers’ existing and future direct and indirect wholly-owned domestic subsidiaries, subject to certain limited exceptions; and the Credit Agreement is secured by security interests in substantially all the Borrowers’ assets and the assets of each subsidiary guarantor, whether owned as of the closing or thereafter acquired, including a pledge of 100.0% of the equity interests of each subsidiary guarantor that is a domestic entity (subject to certain limited exceptions) and 65.0% of the voting equity interests of any direct first tier foreign entity owned by either Borrower or by a subsidiary guarantor. The Company is not a borrower or a guarantor under the Credit Agreement.

The Credit Agreement contains certain customary negative covenants, which include limitations on mergers and acquisitions, the sale of assets, liens, guarantees, investments, loans, capital expenditures, dividends, indebtedness, changes in the nature of business, transactions with affiliates, the creation of subsidiaries, changes in fiscal year and accounting practices, changes to governing documents, compliance with certain statutes, and prepayments of certain indebtedness. The Credit Agreement also contains certain customary affirmative covenants (including periodic reporting obligations) and events of default, including upon a change of control. The Credit Agreement requires compliance with certain financial covenants providing for maintenance of specified liquidity, maintenance of a minimum fixed charge coverage ratio and/or maintenance of a maximum leverage ratio following the occurrence of certain events and/or prior to taking certain actions, all as more fully described in the Credit Agreement. The Company believes that the Credit Agreement provides greater financial flexibility to the Company and the Borrowers and may enhance their ability to consummate one or several larger and/or more attractive acquisitions and should provide the Company’s clients and/or potential clients with greater confidence in the Company’s and the Borrowers’ liquidity. During the year ended July 31, 2016, the Company did not meet the criteria that would cause its financial covenants to be applicable. As of July 31, 2016 and 2015, the Company did not have any balance outstanding on the PNC Bank credit facility.

(10)	COMMITMENTS AND CONTINGENCIES
The Company leases facilities and certain other machinery and equipment under various non-cancelable operating leases and executory contracts expiring through December 2021. Certain non-cancelable leases are classified as capital leases and the leased assets are included in property, plant and equipment, at cost. Future annual minimum payments, including restructuring related obligations as of July 31, 2016, are as follows:

	Operating Leases	Capital Lease Obligations	Purchase Obligations	Convertible Notes Interest & Principal	Total
	(In thousands)
For the fiscal years ended July 31:
2017	$11,301	$264	$37,808	$3,695	$53,068
2018	6,932	225	—	3,655	10,812
2019	5,283	106	—	73,280	78,669
2020	2,689	101	—	—	2,790
2021	2,589	96	—	—	2,685
Thereafter	1,085	38	—	—	1,123
	$29,879	$830	$37,808	$80,630	$149,147
Total rent and equipment lease expense charged to continuing operations was $17.3 million, $19.7 million and $21.3 million for the fiscal years ended July 31, 2016, 2015 and 2014, respectively.
From time to time, the Company agrees to provide indemnification to its clients in the ordinary course of business. Typically, the Company agrees to indemnify its clients for losses caused by the Company. As of July 31, 2016, the Company had no recorded liabilities with respect to these arrangements.
Purchase obligations represent an estimate of all open purchase orders and contractual obligations in the ordinary course of business for which the Company has not received the goods or services. Although open purchase orders are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule, and adjust the Company’s requirements based on its business needs prior to the delivery of goods or performance of services.
Legal Proceedings
On February 15, 2012, the staff of the Division of Enforcement of the SEC initiated with the Company an informal inquiry, and later a formal action, regarding the Company’s treatment of rebates associated with volume discounts provided by vendors. On March 15, 2016, the SEC approved and filed a settlement with the Company of that previously reported formal action commenced as an inquiry in 2012. The Company did not admit or deny liability as a condition of the settlement. The settlement was filed as an administrative proceeding and is based on non-scienter violations of Sections 17(a)(2) and 17(a)(3)

of the Securities Act, annual and quarterly reports violations of Section 13(a) of the Exchange Act and associated Rules 13a-1, 13a-13, and 12b-20, and books and records and internal controls violations of Sections 13(b)(2)(A) and 13(b)(2)(B) of the Exchange Act. The Company paid $1.6 million in connection with the settlement, which amount had been previously recorded as a charge during the year ended July 31, 2015.
On June 8, 2015, Sean Peters, a former employee filed a complaint (the “Complaint”) against ModusLink Corporation in Superior Court of California asserting claims, among other things, for failure to pay wages, breach of contract, wrongful retaliation and termination, fraud, violations of California Business and Professions Code Section 17200, et seq., and civil penalties pursuant to California Labor Code Sections and pursuant to the California Private Attorney General Act, seeking over $1.0 million in damages, attorneys’ fees and costs and penalties. ModusLink filed an Answer to the Complaint making a general denial and asserting various affirmative defenses. The parties are currently engaged in discovery. Although there can be no assurance as to the ultimate outcome, ModusLink believes it has meritorious defenses and intends to defend the allegations vigorously.

(11)	DEFINED BENEFIT PENSION PLANS
The Company sponsors two defined benefit pension plans covering certain of its employees in its Netherlands facility, one defined benefit pension plan covering certain of its employees in its Taiwan facility and one unfunded defined benefit pension plan covering certain of its employees in Japan. Pension costs are actuarially determined.
The plan assets are primarily related to the defined benefit plan associated with the Company’s Netherlands facility. It consists of an insurance contract that guarantees the payment of the funded pension entitlements. Insurance contract assets are recorded at fair value, which is determined based on the cash surrender value of the insured benefits which is the present value of the guaranteed funded benefits. Insurance contracts are valued using unobservable inputs, primarily by discounting expected future cash flows relating to benefits paid from a notional investment portfolio in order to determine the cash surrender value of the policy. The following table presents the plan assets measured at fair value on a recurring basis as of July 31, 2016 and 2015, classified by fair value hierarchy:

			Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2016	Asset Allocations	Level 1	Level 2	Level 3
Insurance contract	$24,012	94%	$—	$—	$24,012
Other investments	1,461	6%	—	—	1,461
	$25,473	100%	$—	$—	$25,473
			Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2015	Asset Allocations	Level 1	Level 2	Level 3
Insurance contract	$18,038	93%	$—	$—	$18,038
Other investments	1,312	7%	—	—	1,312
	$19,350	100%	$—	$—	$19,350

The aggregate change in benefit obligation and plan assets related to these plans was as follows:

	July 31,
	2016	2015
	(In thousands)
Change in benefit obligation
Benefit obligation at beginning of year	$25,617	$26,326
Service cost	632	658
Interest cost	637	604
Actuarial (gain) loss	5,351	3,310
Employee contributions	120	51
Amendments	—	24
Benefits and administrative expenses paid	(269)	(311)
Adjustments	156	6
Settlements	(55)	(279)
Effect of curtailment	(941)	(164)
Currency translation	419	(4,608)
Benefit obligation at end of year	31,667	25,617
Change in plan assets
Fair value of plan assets at beginning of year	19,350	22,543
Actual return on plan assets	5,556	852
Employee contributions	120	129
Employer contributions	539	347
Settlements	(55)	(264)
Benefits and administrative expenses paid	(269)	(311)
Currency translation	232	(3,946)
Fair value of plan assets at end of year	25,473	19,350
Funded status
Assets	889	81
Current liability	(68)	(43)
Noncurrent liability	(7,015)	(6,305)
Net amount recognized in statement of financial position as a noncurrent asset (liability)	$(6,194)	$(6,267)
The accumulated benefit obligation was approximately $29.0 million and $22.7 million at July 31, 2016, and 2015, respectively.
Information for pension plans with an accumulated benefit obligation in excess of plan assets was as follows:

	July 31,
	2016	2015
	(In thousands)
Projected benefit obligation	$31,667	$24,818
Accumulated benefit obligation	$29,031	$22,205
Fair value of plan assets	$24,584	$18,470

Components of net periodic pension cost were as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Service cost	$632	$658	$521
Interest costs	637	604	743
Expected return on plan assets	(491)	(537)	(577)
Amortization of net actuarial (gain) loss	222	64	62
Curtailment gain	(844)	(164)	—
Net periodic pension costs	$156	$625	$749
The amount included in accumulated other comprehensive income expected to be recognized as a component of net periodic pension costs in fiscal year 2017 is approximately $6.0 million related to amortization of a net actuarial loss and prior service cost.
Assumptions:
Weighted-average assumptions used to determine benefit obligations was as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
Discount rate	1.72%	2.46%	2.95%
Rate of compensation increase	1.92%	1.95%	2.05%
Weighted-average assumptions used to determine net periodic pension cost was as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
Discount rate	1.95%	3.05%	3.73%
Expected long-term rate of return on plan assets	2.41%	3.02%	3.54%
Rate of compensation increase	1.83%	2.41%	2.01%
The discount rate reflects the Company’s best estimate of the interest rate at which pension benefits could be effectively settled as of the valuation date. It is based on the Mercer Yield Curve for the Eurozone as per July 31, 2016 for the appropriate duration of the plan.
To develop the expected long-term rate of return on assets assumptions consideration is given to the current level of expected returns on risk free investments, the historical level of risk premium associated with the other asset classes in which the portfolio is invested and the expectations for the future returns of each asset class. The expected return for each asset class was then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.
Benefit payments:
The following table summarizes expected benefit payments from the plans through fiscal year 2026. Actual benefit payments may differ from expected benefit payments. The minimum required contributions to the plans are expected to be approximately $0.2 million in fiscal year 2017.

Pension Benefit Payments
(in thousands)
For the fiscal years ended July 31:
2017	200
2018	168
2019	211
2020	208
2021	237
Next 5 years	1,818

The current target allocations for plan assets are primarily insurance contracts. The market value of plan assets using Level 3 inputs is approximately $25.5 million.
Valuation Technique:
Benefit obligations are computed using the projected unit credit method. Benefits are attributed to service based on the plan’s benefit formula. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value of plan assets are amortized over the expected average remaining future service of the current active membership.

(12)	OTHER GAINS (LOSSES), NET
The following schedule reflects the components of “Other gains (losses), net”:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Foreign currency exchange gain (losses)	$(593)	$1,796	$(480)
Gains (losses) on Trading Securities	(5,920)	13,611	—
Other, net	756	(402)	430
	$(5,757)	$15,005	$(50)
Other gains (losses), net totaled approximately $(5.8) million for the fiscal years ended July 31, 2016. The balance consists primarily of $(12.3) million and $6.4 million, in net non-cash and cash gains and (losses), respectively, associated with its Trading Securities, $0.8 million in non-cash gains associated with the repurchase of the Company’s Notes and $(0.6) million in net realized and unrealized foreign exchange losses, offset by other gain and losses.
Other gains (losses), net totaled approximately $15.0 million for the fiscal years ended July 31, 2015. The balance consists primarily of $12.8 million and $0.8 million, in net non-cash and cash gains, respectively, associated with its Trading Securities and $1.8 million in net realized and unrealized foreign exchange gains, offset by other gain and losses.
Other gains (losses), net totaled approximately $(0.1) million for the fiscal years ended July 31, 2014. The balance consists primarily of $0.5 million in net realized and unrealized foreign exchange losses, offset by gains on sales of fixed assets of $0.5 million.

(13)	SHARE-BASED PAYMENTS
Stock Option Plans
During the fiscal year ended July 31, 2016, the Company had outstanding awards for stock options under two plans: the 2010 Incentive Award Plan (the “2010 Plan”) and the 2005 Non-Employee Director Plan (the “2005 Plan”). Historically, the Company has had the 2004 Stock Incentive Plan (the “2004 Plan”), the 2002 Non-Officer Employee Stock Incentive Plan (the “2002 Plan”), and the 2000 Stock Incentive Plan (the “2000 Plan”). Options granted under the 2010 Plan are generally exercisable as to 25% of the shares underlying the options beginning one year after the date of grant, with the option being exercisable as to the remaining shares in equal monthly installments over the next three years. The Company may also grant awards other than stock options under the 2010 Plan. Options granted under the 2005 plan are exercisable in equal monthly installments over three years, and have a term of ten years. As of December 2010, no additional grants may be issued under this plan. Stock options granted under all other plans have contractual terms of seven years.
During the fiscal year ended July 31, 2013, under the 2010 Plan, the Company issued to certain officers options that vest based on market conditions, specifically, the performance of the Company’s stock (the “Market Options”). The Market Options have a seven-year term and vest and become exercisable as to 20% of the total number of shares subject to the Market Option on each of the first five anniversaries of the grant date, subject to a minimum average share price being achieved as of each such vesting date (the “Price Performance Threshold”), which shall be (i) 1.5 times the exercise price, (ii) 2 times the exercise price, (iii) 2.5 times the exercise price, (iv) 3 times the exercise price and (v) 3.5 times the exercise price, respectively. If the specified minimum average share price for the applicable anniversary date is not achieved, 20% of the total number of shares subject to the Market Option shall not vest and become exercisable but may vest on the subsequent anniversary date if the minimum average share price related to the earlier anniversary date is achieved or exceeded on the subsequent anniversary date. These options were no longer outstanding as of July 31, 2016.

During the fiscal year ended July 31, 2014, under the 2010 Plan, the Company granted to certain officers contingently issuable restricted stock awards that will only be granted to the extent that the Company achieves a certain Adjusted EBITDA metric as defined in the award plan (the “Performance Shares”). The Performance Shares have a seven-year term and, if awarded, vest and become exercisable as to 33.3% of the total number of shares subject to the Performance Shares on each of the first three anniversaries of the grant date.
Under the 2010 Plan, pursuant to which the Company may grant stock options, stock appreciation rights, restricted stock awards and other equity-based awards for the issuance of (i) 5,000,000 shares of common stock of the Company plus (ii) the number of shares subject to outstanding awards under the Company’s 2000 Plan, 2002 Plan and 2004 Plan (collectively, the “Prior Plans”) that expire or are forfeited following December 8, 2010, the effective date of the 2010 Plan. As of December 8, 2010, the Company ceased making any further awards under its Prior Plans. As of December 8, 2010, the effective date of the 2010 Plan, there were an additional 2,922,258 shares of common stock underlying equity awards issued under the Company’s Prior Plans. This amount represents the maximum number of additional shares that may be added to the 2010 Plan should these awards expire or be forfeited subsequent to December 8, 2010. Any awards that were outstanding under the Prior Plans as of the effective date continued to be subject to the terms and conditions of such Prior Plan. As of July 31, 2016, 4,801,456 shares were available for future issuance under the 2010 Plan.
The Board of Directors administers all stock plans, approves the individuals to whom options will be granted, and determines the number of shares and exercise price of each option and may delegate this authority to a committee of the Board or to certain officers of the Company in accordance with SEC regulations and applicable Delaware law.
Employee Stock Purchase Plan
The Company offers to its employees an Employee Stock Purchase Plan, (the “ESPP”) under which an aggregate of 600,000 shares of the Company’s stock may be issued. Employees who elect to participate in the ESPP instruct the Company to withhold a specified amount through payroll deductions during each quarterly period. On the last business day of each applicable quarterly payment period, the amount withheld is used to purchase the Company’s common stock at a purchase price equal to 85% of the lower of the market price on the first or last business day of the quarterly period. During the fiscal years ended July 31, 2016, 2015 and 2014, the Company issued approximately 30,000, 15,000 and 18,000 shares, respectively, under the ESPP. Approximately 147,000 shares are available for future issuance as of July 31, 2016.
Stock Option Valuation and Expense Information
The following table summarizes share-based compensation expense related to employee stock options, employee stock purchases and nonvested shares for the fiscal years ended July 31, 2016, 2015 and 2014:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Cost of revenue	$96	$171	$434
Selling, general and administrative	1,030	1,586	1,820
	$1,126	$1,757	$2,254
The Company estimates the fair value of stock option awards on the date of grant using a binomial-lattice model. The weighted-average grant date fair value of employee stock options granted during the fiscal years ended July 31, 2016, 2015, and 2014 was $1.11, $1.59 and $1.89, respectively, using the binomial-lattice model with the following weighted-average assumptions:

	Years Ended July 31,
	2016	2015	2014
Expected volatility	55.80%	56.30%	57.32%
Risk-free interest rate	1.28%	1.24%	1.16%
Expected term (in years)	4.41	4.41	4.41
Expected dividend yield	—%	—%	—%
The volatility assumption for fiscal years 2016, 2015 and 2014 is based on the weighted-average of the historical volatility of the Company’s common shares for a period equal to the expected term of the stock option awards.

The weighted-average risk-free interest rate assumption is based upon the interpolation of various U.S. Treasury rates, as of the month of the grants.
The expected term of employee stock options represents the weighted-average period the stock options are expected to remain outstanding and is based on historical option activity. The determination of the expected term of employee stock options assumes that employees’ exercise behavior is comparable to historical option activity. The binomial-lattice model estimates the probability of exercise as a function of time based on the entire history of exercises and cancellations on all past option grants made by the Company. The expected term generated by these probabilities reflects actual and anticipated exercise behavior of options granted historically.
As share-based compensation expense recognized in the Consolidated Statements of Operations for the fiscal years ended July 31, 2016, 2015 and 2014 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. ASC Topic 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience.
Stock Options
A summary of option activity for the fiscal year ended July 31, 2016 is as follows:

	Number of Shares	Weighted- Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
	(in thousands, except exercise price and years)
Stock options outstanding, July 31, 2015	3,090	$4.19
Granted	556	2.51
Exercised	—	—
Forfeited or expired	(2,278)	3.68
Stock options outstanding, July 31, 2016	1,368	4.36	3.58	$—
Stock options exercisable, July 31, 2016	1,103	$4.49	3.30	$—
As of July 31, 2016, unrecognized share-based compensation related to stock options was approximately $0.4 million. This cost is expected to be expensed over a weighted average period of 1.7 years. The aggregate intrinsic value of options exercised during the fiscal years ended July 31, 2016 and 2015 was immaterial. The aggregate intrinsic value of options exercised during the fiscal year ended July 31, 2014 was $0.2 million.
As of July 31, 2016, there were 1.3 million stock options that were vested and expected to vest in the future with a weighted- average remaining contractual term of 3.56 years. The aggregate intrinsic value of these awards is immaterial.
Nonvested Stock
Nonvested stock consists of shares of common stock that are subject to restrictions on transfer and risk of forfeiture until the fulfillment of specified conditions. Nonvested stock is expensed ratably over the term of the restriction period, ranging from one to five years unless there are performance restrictions placed on the nonvested stock, in which case the nonvested stock is expensed using graded vesting. Nonvested stock compensation expense for the fiscal years ended July 31, 2016, 2015 and 2014 was $0.7 million, $0.6 million and $0.7 million, respectively.

A summary of the activity of the Company’s nonvested stock for the fiscal year ended July 31, 2016, is as follows:

	Number of Shares	Weighted-Average Grant Date Fair Value
	(share amounts in thousands)
Nonvested stock outstanding, July 31, 2015	476	$3.54
Granted	245	2.45
Vested	(290)	3.60
Forfeited	(173)	3.45
Nonvested stock outstanding, July 31, 2016	258	$2.48

The fair value of nonvested shares is determined based on the market price of the Company’s common stock on the grant date. The total grant date fair value of nonvested stock that vested during the fiscal years ended July 31, 2016, 2015 and 2014 was approximately $1.0 million, $0.3 million and $0.3 million, respectively. As of July 31, 2016, there was approximately $0.3 million of total unrecognized compensation cost related to nonvested stock to be recognized over a weighted-average period of 0.5 years.

(14)	INCOME TAXES
The components of loss from continuing operations before provision for income taxes are as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Income (loss) from continuing operations before income taxes:
U.S.	$(69,861)	$(8,476)	$(21,437)
Foreign	13,234	(7,878)	9,891
Total loss from continuing operations before income taxes	$(56,627)	$(16,354)	$(11,546)
The components of income tax expense have been recorded in the Company’s consolidated financial statements as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Income tax expense from continuing operations	5,443	2,283	4,682
Total income tax expense	$5,443	$2,283	$4,682
The components of income tax expense from continuing operations consist of the following:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Current provision
Federal	$—	$—	$—
State	—	—	—
Foreign	3,090	4,323	4,916
	3,090	4,323	4,916
Deferred provision:
Federal	—	—	—
State	—	—	—
Foreign	2,353	(2,040)	(234)
	2,353	(2,040)	(234)
Total tax provision	$5,443	$2,283	$4,682

Deferred income tax assets and liabilities have been classified on the Consolidated Balance Sheets in accordance with the nature of the item giving rise to the temporary differences. During the year ended July 31, 2016, the Company elected to early adopt ASU No. 2015-17, which requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and noncurrent amounts. This guidance allows for adoption on either a prospective or retrospective basis. As a result, prior consolidated balance sheets were not retrospectively adjusted. As of July 31, 2016, the Company recorded a non-current deferred tax asset of $2.3 million and a non-current deferred tax liability of $0.8 million in Other Current Assets, Other Assets and Other Long-term Liabilities, respectively. As of July 31, 2015, the Company recorded a current deferred tax asset of $1.1 million, a non-current deferred tax asset of $5.2 million and a non-current deferred tax liability of $1.0 million in Other Current Assets, Other Assets and Other Long-term Liabilities, respectively. The components of deferred tax assets and liabilities are as follows:

	July 31, 2016			July 31, 2015
	Current	Non-current	Total	Current	Non-current	Total
	(In thousands)			(In thousands)
Deferred tax assets:
Accruals and reserves	$—	$12,240	$12,240	$4,592	$5,686	$10,278
Tax basis in excess of financial basis of investments in affiliates	—	19,051	19,051	—	18,959	18,959
Tax basis in excess of financial basis for intangible and fixed assets	—	8,455	8,455	—	9,499	9,499
Net operating loss and capital loss carry forwards	—	744,357	744,357	—	739,042	739,042
Total gross deferred tax assets	—	784,103	784,103	4,592	773,186	777,778
Less: valuation allowance	—	(760,906)	(760,906)	(3,515)	(747,054)	(750,569)
Net deferred tax assets	$—	$23,197	$23,197	$1,077	$26,132	$27,209
Deferred tax liabilities:
Accruals and reserves	$—	$—	$—	$(60)	$—	$(60)
Financial basis in excess of tax basis for intangible and fixed assets	—	(861)	(861)	—	(961)	(961)
Convertible Debt	—	(4,241)	(4,241)	—	(7,524)	(7,524)
Undistributed accumulated earnings of foreign subsidiaries	—	(16,554)	(16,554)	—	(13,363)	(13,363)
Total gross deferred tax liabilities	—	(21,656)	(21,656)	(60)	(21,848)	(21,908)
Net deferred tax asset	$—	$1,541	$1,541	$1,017	$4,284	$5,301

Subsequently reported tax benefits relating to the valuation allowance for deferred tax assets as of July 31, 2016 will be allocated as follows (in thousands):

Income tax benefit recognized in the consolidated statement of operations	$(745,445)
Additional paid in capital	(15,461)

$(760,906)

The net change in the total valuation allowance for the fiscal year ended July 31, 2016 was an increase of approximately $10.3 million. This increase is primarily due to a valuation allowance provided for in the Netherlands and Pudong for the year ended July 31, 2016. A valuation allowance has been recorded against the gross deferred tax asset in the U.S and certain foreign subsidiaries since management believes that after considering all the available objective evidence, both positive and negative, historical and prospective, it is more likely than not that certain assets will not be realized. The net change in the total valuation allowance for the fiscal year ended July 31, 2015 was a decrease of approximately $7.8 million.
The Company has certain deferred tax benefits, including those generated by net operating losses and certain other tax attributes (collectively, the “Tax Benefits”). The Company’s ability to use these Tax Benefits could be substantially limited if it were to experience an “ownership change,” as defined under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). In general, an ownership change would occur if there is a greater than 50-percentage point change in ownership of securities by stockholders owning (or deemed to own under Section 382 of the Code) five percent or more of a corporation’s securities over a rolling three-year period.

On October 17, 2011, the Company’s Board of Directors adopted a Tax Benefit Preservation Plan between the Company and American Stock Transfer & Trust Company, LLC, as rights agent (as amended from time to time, the “Tax Plan”). The Tax Plan reduces the likelihood that changes in the Company’s investor base would have the unintended effect of limiting the Company’s use of its Tax Benefits. The Tax Plan is intended to require any person acquiring shares of the Company’s securities equal to or exceeding 4.99% of the Company’s outstanding shares to obtain the approval of the Board of Directors. This would protect the Tax Benefits because changes in ownership by a person owning less than 4.99% of the Company’s stock are considered and included in one or more public groups in the calculation of “ownership change” for purposes of Section 382 of the Code. On October 9, 2014, the Tax Plan was amended by the Company’s Board of Directors to extend the expiration of the Tax Plan until October 17, 2017. Following the stockholders’ approval of the Protective Amendment (as described in the following paragraphs) at the Company’s 2014 Annual Meeting, the Tax Plan was further amended so that it expired at the close of business on December 31, 2014.
On December 29, 2014, the Company filed an Amendment to its Restated Certificate of Incorporation (the “Protective Amendment”) with the Delaware Secretary of State to protect the significant potential long-term tax benefits presented by its net operating losses and other tax benefits (collectively, the “NOLs”). The Protective Amendment was approved by the Company’s stockholders at the Company’s 2014 Annual Meeting of Stockholders held on December 9, 2014. As a result of the filing of the Protective Amendment with the Delaware Secretary of State, the Company amended its Tax Benefit Preservation Plan so that it expired at the close of business on December 31, 2014.
The Protective Amendment limits certain transfers of the Company’s common stock, to assist the Company in protecting the long-term value of its accumulated NOLs. The Protective Amendment’s transfer restrictions generally restrict any direct or indirect transfers of the common stock if the effect would be to increase the direct or indirect ownership of the common stock by any person (as defined in the Protective Amendment) from less than 4.99% to 4.99% or more of the common stock, or increase the percentage of the common stock owned directly or indirectly by a Person owning or deemed to own 4.99% or more of the common stock. Any direct or indirect transfer attempted in violation of the Protective Amendment will be void as of the date of the prohibited transfer as to the purported transferee. The Board of Directors of the Company has discretion to grant waivers to permit transfers otherwise restricted by the Protective Amendment.
In accordance with the Protective Amendment, Handy & Harman (“HNH”), a related party, requested, and the Company granted HNH and its affiliates, a waiver under the Protective Amendment to permit their acquisition of up to 45% of the Company’s outstanding shares of common stock in the aggregate (subject to proportionate adjustment, the “45% Cap”), in addition to acquisitions of common stock in connection with the exercise of certain warrants of the Company (the “Warrants”) held by Steel Partners Holdings L.P. (“SPH”), an affiliate of HNH, as well as a limited waiver under Section 203 of the Delaware General Corporation Law for this purpose. Notwithstanding the foregoing, HNH and its affiliates (and any group of which HNH or any of its affiliates is a member) are not permitted to acquire securities that would result in an “ownership change” of the Company for purposes of Section 382 of the Internal Revenue Code of 1986, as amended, that would have the effect of impairing any of the Company’s NOLs. The foregoing waiver was approved by the independent directors of the Company.
The Company has net operating loss carryforwards for federal and state tax purposes of approximately $2.1 billion and $272.1 million, respectively, at July 31, 2016. The federal net operating losses will expire from fiscal year 2022 through 2036 and the state net operating losses will expire from fiscal year 2017 through 2036. The Company has a foreign net operating loss carryforward of approximately $75.1 million, of which $53.1 million has an indefinite carryforward period. In addition, the Company has an immaterial amount of capital loss carryforwards for federal and state tax purposes. The federal and state capital losses will expire in fiscal year 2018.
The Company’s ModusLink Corporation subsidiary has undistributed earnings from its foreign subsidiaries of approximately $49.8 million at July 31, 2016, of which approximately $3.3 million is considered to be permanently reinvested due to certain restrictions under local laws as well as the Company’s plans to reinvest such earnings for future expansion in certain foreign jurisdictions. The amount of taxes attributable to the permanently undistributed earnings is estimated at $1.2 million. The Company has recorded a deferred tax liability of $16.6 million on the remaining $46.5 million of undistributed earnings that are not considered to be permanently reinvested.

Income tax expense attributable to income from continuing operations differs from the expense computed by applying the U.S. federal income tax rate of 35% to income (loss) from continuing operations before income taxes as a result of the following:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Computed “expected” income tax expense (benefit)	$(19,368)	$(5,653)	$(3,907)
Increase (decrease) in income tax expense resulting from:
Losses not benefited	22,907	2,067	3,282
Foreign dividends	4,730	732	5,737
Foreign tax rate differential	(1,082)	1,262	(750)
Capitalized costs	—	(478)	(54)
Nondeductible goodwill impairment	—	1,070	—
Nondeductible expenses	262	417	(49)
Foreign withholding taxes	762	(19)	423
Reversal of uncertain tax position reserves	(2,768)	—	—
Foreign tax reserve	—	2,885	—
Actual income tax expense	$5,443	$2,283	$4,682
The calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in several tax jurisdictions. The Company is periodically reviewed by domestic and foreign tax authorities regarding the amount of taxes due. These reviews include questions regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. In evaluating the exposure associated with various filing positions, the Company records estimated reserves when necessary. Based on the evaluation of current tax positions, the Company believes it has appropriately accrued for exposures.
The Company operates in multiple taxing jurisdictions, both within and outside of the United States. At July 31, 2016, 2015 and 2014, the total amount of the liability for unrecognized tax benefits, including interest, related to federal, state and foreign taxes was approximately $1.2 million, $3.9 million and $1.1 million, respectively. To the extent the unrecognized tax benefits are recognized, the entire amount would impact income tax expense.
The Company files income tax returns in the U.S., various states and in foreign jurisdictions. The federal and state income tax returns are generally subject to tax examinations for the tax years ended July 31, 2012 through July 31, 2016. To the extent the Company has tax attribute carryforwards, the tax year in which the attribute was generated may still be adjusted upon examination by the Internal Revenue Service or state tax authorities to the extent utilized in a future period. In addition, a number of tax years remain subject to examination by the appropriate government agencies for certain countries in the Europe and Asia regions. In Europe, the Company’s 2008 through 2015 tax years remain subject to examination in most locations while the Company’s 2004 through 2015 tax years remain subject to examination in most Asia locations.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits is as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Balance as of beginning of year	$3,756	$1,028	$1,015
Additions for current year tax positions	19	2,884	13
Currency translation	—	(156)	—
Reductions for lapses in statute of limitations	(27)	—	—
Reductions of prior year tax positions	(2,754)	—	—
Balance as of end of year	$994	$3,756	$1,028
In accordance with the Company’s accounting policy, interest related to income taxes is included in the provision of income taxes line of the Consolidated Statements of Operations. For the fiscal year ended July 31, 2016, the Company has not recognized any material interest expense related to uncertain tax positions. As of July 31, 2016, 2015 and 2014, the Company had recorded liabilities for interest expense related to uncertain tax positions in the amount of $40,000, $48,000 and $48,000, respectively. The Company did not accrue for penalties related to income tax positions as there were no income tax positions that required the Company to accrue penalties. The Company does not expect that any unrecognized tax benefits will reverse in the next twelve months.

(15)	ACCUMULATED OTHER COMPREHENSIVE INCOME
The components of accumulated other comprehensive income, net of income taxes, are as follows:

	Foreign currency items	Pension items	Unrealized gains (losses) on securities	Total
	(In thousands)
Accumulated other comprehensive income (loss) at July 31, 2015	$7,670	$(4,206)	$46	$3,510
Foreign currency translation adjustment	(1,539)	—	—	(1,539)
Net unrealized holding gain on securities	—	—	48	48
Net current-period other comprehensive income (loss)	(1,539)	—	48	(1,491)
Accumulated other comprehensive income (loss) at July 31, 2016	$6,131	$(4,206)	$94	$2,019
In the fiscal years ended July 31, 2016, the Company recorded an immaterial amount in taxes related to other comprehensive income. In the fiscal years ended July 31, 2015, the Company recorded approximately $0.5 million in taxes related to other comprehensive income. In the fiscal years ended July 31, 2014, the Company recorded an immaterial amount in taxes related to other comprehensive income.

(16)	STATEMENT OF CASH FLOWS SUPPLEMENTAL INFORMATION
Cash used for operating activities reflect cash payments for interest and income taxes as follows:

	Years Ended July 31,
	2016	2015	2014
	(In thousands)
Cash paid for interest	$6,111	$5,281	$33
Cash paid for income taxes	$3,287	$2,078	$3,838
Cash paid for taxes can be higher than income tax expense as shown on the Company’s consolidated statements of operations due to prepayments made in certain jurisdictions as well as to the timing of required payments in relation to recorded expense, which can cross fiscal years.

Non-cash Activities
Non-cash financing activities during the fiscal years ended July 31, 2016, 2015 and 2014 included the issuance of approximately 0.2 million, 0.1 million and 0.2 million shares, respectively, of nonvested common stock, valued at approximately $0.6 million, $0.5 million and $1.0 million, respectively, to certain employees of the Company. Non-cash financing activities during the fiscal year ended July 31, 2016 also included the issuance of 2.7 million shares of the Company’s common stock, valued at $3.1 million, associated with the repurchase of the Company’s Notes. See Note 9 for further details.
Non-cash investing activities during the fiscal year ended July 31, 2015 included unsettled trades associated with the sale of $2.1 million in common stock of a publicly traded entity. Non-cash investing activities during the fiscal year ended July 31, 2014 included unsettled trades associated with the acquisition of $12.9 million in 4.0625% convertible debentures of a publicly traded entity and $9.4 million in common stock of a publicly traded entity.

(17)	STOCKHOLDERS’ EQUITY
Preferred Stock
The Company’s board of directors has the authority, subject to any limitations prescribed by Delaware law, to issue shares of preferred stock in one or more series and to fix and determine the designation, privileges, preferences and rights and the qualifications, limitations and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series, without any further vote or action by the stockholders. Any shares of the Company’s preferred stock so issued may have priority over its common stock with respect to dividend, liquidation and other rights. The Company’s board of directors may authorize the issuance of preferred stock with voting rights or conversion features that could adversely affect the voting power or other rights of the holders of its common stock. Although the issuance of preferred stock could provide us with flexibility in connection with possible acquisitions and other corporate purposes, under some circumstances, it could have the effect of delaying, deferring or preventing a change of control.
Common Stock
Each holder of the Company’s common stock is entitled to:

•	one vote per share on all matters submitted to a vote of the stockholders, subject to the rights of any preferred stock that may be outstanding;

•	dividends as may be declared by the Company’s board of directors out of funds legally available for that purpose, subject to the rights of any preferred stock that may be outstanding; and

•
a pro rata share in any distribution of the Company’s assets after payment or providing for the payment of liabilities and the liquidation preference of any outstanding preferred stock in the event of liquidation.

Holders of the Company’s common stock have no cumulative voting rights, redemption rights or preemptive rights to purchase or subscribe for any shares of its common stock or other securities. All of the outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of its common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any existing series of preferred stock and any series of preferred stock that the Company may designate and issue in the future. There are no redemption or sinking fund provisions applicable to the Company’s common stock.
On March 12, 2013, stockholders of the Company approved the sale of 7,500,000 shares of newly issued common stock to Steel Partners Holdings L.P. (“Steel Partners”) at a price of $4.00 per share, resulting in aggregate proceeds of $30.0 million before transaction costs. The Company incurred $2.3 million of transaction costs, which consisted primarily of investment banking and legal fees, resulting in net proceeds from the sale of $27.7 million. In addition, as part of the transaction, the Company issued Steel Partners a warrant to acquire an additional 2,000,000 shares at an exercise price of $5.00 per share. These warrants expire after a term of five years after issuance. All the warrants were outstanding as of July 31, 2016.
Pursuant to the investment agreement, the Company agreed to grant Steel Partners certain registration rights. The Company agreed to file a resale registration statement on Form S-3 as soon as practicable after it is eligible to do so, covering the shares of common stock purchased by Steel Partners and the shares of common stock issuable upon exercise of the warrants. The Company is required to keep the resale registration statement effective for three years following the date it is declared effective. Steel Partners also has the right, until such time as it owns less than one-third of the common stock originally issued to it under the investment agreement, to require that the Company file a prospectus supplement or amendment to cover sales of common stock through a firm commitment underwritten public offering. The underwriters of any underwritten offering have the right to limit the number of shares to be included in any such offering. In addition, the Company has agreed to certain “piggyback registration rights.” If the Company registers any securities for public sale, Steel Partners has the right to include its shares in the registration, subject to certain exceptions. The underwriters of any underwritten offering have the right to limit the number of Steel Partners’ shares to be included in any such offering for marketing reasons. The Company has agreed to pay the expenses of Steel Partners in connection with any registration of the securities issued in the Steel Partners investment and to provide customary indemnification to Steel Partners in connection with such registration.
On July 21, 2016, the Company entered into an agreement with Highbridge International LLC and Highbridge Tactical Credit & Convertibles Master Fund, L.P. (together “Highbridge”) for the repurchase of 5.25% Convertible Senior Notes of the Company. The consideration paid to Highbridge included 2,656,336 newly issued shares of the Company’s common stock, par value $0.01 per share (valued based on the closing price of the ModusLink Common Stock on July 21, 2016), a cash payment of $18.5 million and a cash payment in the amount of the unpaid interest ($0.6 million). The transaction was executed in a private transaction and closed on July 27, 2016. The Notes were cancelled following closing.

(18)	FOREIGN CURRENCY CONTRACTS
During the years ended July 31, 2016 and 2015, the Company entered into foreign currency forward contracts to manage the foreign currency risk associated with anticipated foreign currency denominated transactions. As of July 31, 2016, there were no foreign currency forward contracts outstanding. As of July 31, 2015, the aggregate notional amount of the Company’s outstanding foreign currency forward contracts was immaterial. As of July 31, 2015, the fair value of the Company’s short-term foreign currency contracts was immaterial and is included in other current liabilities. These contracts are designed to hedge the Company’s exposure to transactions denominated in a non-functional currency and are not accounted for as hedges under the accounting standards. Accordingly, changes in the fair value of these instruments are recognized in earnings during the period of change as a component of Other Gains (Losses), net. The contracts were classified within Level 2 of the fair value hierarchy. During the year ended July 31, 2016, the Company recognized $0.1 million in net gains associated with these contracts.

(19)	FAIR VALUE MEASUREMENTS
ASC Topic 820 provides that fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. ASC Topic 820 requires the Company to use valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1:	Observable inputs such as quoted prices for identical assets or liabilities in active markets

Level 2:	Other inputs that are observable directly or indirectly, such as quoted prices for similar assets or liabilities or market-corroborated inputs

Level 3:	Unobservable inputs for which there is little or no market data and which require the Company to develop its own assumptions about how market participants would price the assets or liabilities
The carrying value of cash and cash equivalents, accounts receivable, funds held for clients, accounts payable, current liabilities and the revolving line of credit approximate fair value because of the short maturity of these instruments. The carrying value of capital lease obligations approximates fair value, as estimated by using discounted future cash flows based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements. The fair values of the Company’s Trading Securities are estimated using quoted market prices. The Company values foreign exchange forward contracts using observable inputs which primarily consist of an income approach based on the present value of the forward rate less the contract rate multiplied by the notional amount. The defined benefit plans have 100% of their assets invested in bank-managed portfolios of debt securities and other assets. Conservation of capital with some conservative growth potential is the strategy for the plans. The Company’s pension plans are outside the United States, where asset allocation decisions are typically made by an independent board of trustees. Investment objectives are aligned to generate returns that will enable the plans to meet their future obligations. The Company acts in a consulting and governance role in reviewing investment strategy and providing a recommended list of investment managers for each plan, with final decisions on asset allocation and investment manager made by local trustees.
Assets and Liabilities that are Measured at Fair Value on a Recurring Basis

The following tables present the Company’s financial assets measured at fair value on a recurring basis as of July 31, 2016 and 2015, classified by fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2016	Level 1	Level 2	Level 3
Assets:
Marketable equity securities	$4,209	$4,209	$—	$—
Marketable corporate bonds	12,559	12,559	—	—
Money market funds	101,224	101,224	—	—
		Fair Value Measurements at Reporting Date Using
(In thousands)	July 31, 2015	Level 1	Level 2	Level 3
Assets:
Marketable equity securities	$37,396	$37,396	$—	$—
Marketable corporate bonds	41,320	41,320	—	—
Money market funds	76,277	76,277	—	—
There were no transfers between Levels 1, 2 or 3 during any of the periods presented.
When available, quoted prices were used to determine fair value. When quoted prices in active markets were available, investments were classified within Level 1 of the fair value hierarchy. When quoted prices in active markets were not available, fair values were determined using pricing models, and the inputs to those pricing models were based on observable market inputs. The inputs to the pricing models were typically benchmark yields, reported trades, broker-dealer quotes, issuer spreads and benchmark securities, among others.
Assets and Liabilities that are Measured at Fair Value on a Nonrecurring Basis
For the years ended July 31, 2016 and 2015, the Company’s only significant assets or liabilities measured at fair value on a nonrecurring basis subsequent to their initial recognition were certain assets subject to long-lived asset impairment.
The Company reviews the carrying amounts of these assets whenever certain events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when the carrying amount of the asset group or reporting unit is not recoverable and exceeds its fair value. The Company estimated the fair values of assets subject to impairment based on the Company’s own judgments about the assumptions that market participants would use in pricing the assets and on observable market data, when available.
Fair Value of Financial Instruments
The Company’s financial instruments not measured at fair value on a recurring basis include cash and cash equivalents, accounts receivable, accounts payable, funds held for clients and long-term debt and are reflected in the financial statements at cost. With the exception of long-term debt, cost approximates fair value for these items due to their short-term nature.
Included in trading securities in the accompanying balance sheet are marketable equity securities and marketable corporate bonds. These instruments are valued at quoted market prices in active markets. Included in cash and cash equivalents in the accompanying balance sheet are money market funds. These are valued at quoted market prices in active markets.
The following table presents the Company’s debt not carried at fair value:

	July 31, 2016		July 31, 2015
	Carrying Amount	Fair Value	Carrying Amount	Fair Value	Fair Value Hierarchy
	(In thousands)
Notes payable	$58,182	$50,957	$77,864	$88,188	Level 1
The fair value of the Company’s Notes payable represents the value at which its lenders could trade its debt within the financial markets, and does not represent the settlement value of these long-term debt liabilities to us. The fair value of the Notes payable could vary each period based on fluctuations in market interest rates, as well as changes to our credit ratings. The Notes payable are traded and their fair values are based upon traded prices as of the reporting dates.

(20)	SEGMENT INFORMATION
The Company has four operating segments: Americas; Asia; Europe; and e-Business. Based on the information provided to the Company’s chief operating decision-maker (“CODM”) for purposes of making decisions about allocating resources and assessing performance and quantitative thresholds, the Company has determined that it has four reportable segments: Americas, Asia, Europe and e-Business. During the prior year, the Company had determined that it had three reportable segments: Americas; Asia; and Europe. e-Business was reported as a part of the All Other category in the prior year. The Company also has Corporate-level activity, which consists primarily of costs associated with certain corporate administrative functions such as legal and finance, which are not allocated to the Company’s reportable segments. The Corporate-level balance sheet information includes cash and cash equivalents, trading securities, Notes payables and other assets and liabilities which are not identifiable to the operations of the Company’s operating segments. All significant intra-segment amounts have been eliminated.
Management evaluates segment performance based on segment net revenue, operating income (loss) and “adjusted operating income (loss)”, which is defined as the operating income (loss) excluding net charges related to depreciation, amortization of intangible assets, goodwill and long-lived asset impairment, share-based compensation and restructuring. These items are excluded because they may be considered to be of a non-operational or non-cash nature. Historically, the Company has recorded significant impairment and restructuring charges and therefore management uses adjusted operating income to assist in evaluating the performance of the Company’s core operations.

Summarized financial information of the Company’s continuing operations by operating segment is as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Net revenue:
Americas	$106,143	$200,929	$299,026
Asia	167,861	163,262	176,592
Europe	151,842	160,602	209,550
e-Business	33,177	36,880	38,232
	$459,023	$561,673	$723,400
Operating income (loss):
Americas	$(14,731)	$(4,407)	$9,456
Asia	(855)	10,003	17,335
Europe	(13,825)	(6,479)	(12,319)
e-Business	(4,384)	(2,367)	(249)
Total Segment operating income (loss)	(33,795)	(3,250)	14,223
Corporate-level activity	(6,777)	(11,089)	(19,672)
Total operating loss	(40,572)	(14,339)	(5,449)
Total other expense	16,055	2,015	6,097
Loss before income taxes	$(56,627)	$(16,354)	$(11,546)

	July 31, 2016	July 31, 2015
	(In thousands)
Total assets:
Americas	$28,280	$41,367
Asia	89,242	122,277
Europe	75,952	67,783
e-Business	22,884	35,512
Sub-total—segment assets	216,358	266,939
Corporate	132,587	179,563
	$348,945	$446,502

Summarized financial information of the Company’s net revenue from external customers by group of services is as follows:

	Twelve Months Ended July 31,
	2016	2015	2014
	(In thousands)
Supply chain services	$425,846	$524,793	$685,168
e-Business services	33,177	36,880	38,232
	$459,023	$561,673	$723,400
As of July 31, 2016, approximately $5.2 million, $3.0 million, $3.5 million and $3.0 million of the Company’s long-lived assets were located in the U.S.A., Netherlands, Ireland and China, respectively. As of July 31, 2015, approximately $12.4 million, $5.2 million, $3.7 million and $3.3 million of the Company’s long-lived assets were located in the U.S.A., Netherlands, Ireland and China, respectively. For the fiscal year ended July 31, 2016, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $110.9 million, $140.2 million, $68.1 million and $75.7 million, respectively. For the fiscal year ended July 31, 2015, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $205.0 million, $134.5 million, $71.9 million and $80.6 million, respectively. For the fiscal year ended July 31, 2014, the Company’s net revenues within U.S.A., China, Netherlands and Czech Republic were $297.3 million, $131.3 million, $101.9 million and $91.9 million, respectively.

(21)	RELATED PARTY TRANSACTIONS
On December 24, 2014, SP Corporate Services LLC (“SP Corporate”), an indirect wholly owned subsidiary of Steel Partners Holdings L.P. (a related party), entered into a Management Services Agreement (the “Management Services Agreement”) with the Company. Pursuant to the Management Services Agreement, SP Corporate will provide the Company and its subsidiaries with the services of certain employees, including certain executive officers, and other corporate services. The Management Services Agreement was approved by a special committee of the Company’s Board of Directors comprised entirely of independent directors (the “Committee”). SP Corporate will be subject to the supervision and control of the Committee while performing its obligations under the Management Services Agreement. The Management Services Agreement provides that the Company will pay SP Corporate a fixed monthly fee of $175,000 in consideration of the services and incremental costs as incurred. The fees payable under the Management Services Agreement are subject to review and such adjustments as may be agreed upon by SP Corporate and the Company.
The Management Services Agreement was effective as of January 1, 2015 and was to continue through June 30, 2015. During the quarter ended July 31, 2015, the Company and SP Corporate entered into an amendment to extend the term of the Management Services Agreement through December 31, 2015, with such term renewing for successive one year periods unless and until terminated pursuant to the terms of the Management Services Agreement. On March 10, 2016, the Company entered into a Second Amendment to the Management Services Agreement between the Company and SPH Services, Inc., the parent of SP Corporate and an affiliate of SPHG Holdings, (“SPH Services”) pursuant to which SPH Services assumed rights and responsibilities of SP Corporate and the services provided by SPH Services to the Company were modified pursuant to the terms of the Amendment. Also on March 10, 2016, the Company entered into a Transfer Agreement with SPH Services pursuant to which the parties agreed to transfer to the Company certain individuals who provide corporate services to the Company. The Amendment to the Management Services Agreement and the Transfer Agreement were approved by the Related Party Transactions Committee. Total expenses incurred related to this agreement for the twelve months ended July 31, 2016 and 2015 were $2.2 million and $1.1 million, respectively. As of July 31, 2016 and 2015, amounts due to SP Corporate were $0.5 million and $0.2 million, respectively.
Mutual Securities, Inc. (“Mutual Securities”) serves as the broker and record-keeper for all the transactions associated with the Trading Securities. An officer of SP Corporate and of the General Partner of Steel Partners Holdings L.P., is a registered principal of Mutual Securities. Commissions charged by Mutual Securities are generally commensurate with commissions charged by other institutional brokers, and the Company believes its use of Mutual Securities is consistent with its desire to obtain best price and execution. During the year ended July 31, 2016, Mutual Securities received $0.1 million in commissions associated with these transactions.

(22)	SELECTED QUARTERLY FINANCIAL INFORMATION (Unaudited)

The following table sets forth selected quarterly financial information for the fiscal years ended July 31, 2016 and 2015. The operating results for any given quarter are not necessarily indicative of results for any future period.

	Quarter Ended				Quarter Ended
	Oct. 31, ‘15	Jan. 31, ‘16	Apr. 30, ‘16	Jul. 31, ‘16	Oct. 31, ‘14	Jan. 31, ‘15	Apr. 30, ‘15	Jul. 31, ‘15
	(In thousands, except per share data)				(In thousands, except per share data)
Net revenue	$141,089	$119,966	$96,460	$101,508	$187,444	$148,310	$106,234	$119,685
Cost of revenue	128,637	116,311	94,286	95,031	168,606	131,716	97,222	109,644
Gross profit	12,452	3,655	2,174	6,477	18,838	16,594	9,012	10,041
Total operating expenses	14,021	15,318	14,671	21,320	17,691	15,948	16,564	18,621
Operating income (loss)	(1,569)	(11,663)	(12,497)	(14,843)	1,147	646	(7,552)	(8,580)
Total other income (expense)	(12,354)	(2,338)	(260)	(1,103)	224	(1,853)	(3,860)	3,474
Income tax expense	(850)	(206)	(408)	(3,979)	(1,157)	(549)	(694)	117
Gains (losses), and equity in losses, of affiliates and impairments	—	259	316	214	8	200	—	—
Net income (loss)	$(14,773)	$(13,948)	$(12,849)	$(19,711)	$222	$(1,556)	$(12,106)	$(4,989)
Basic and diluted earnings (loss) per share:
Net income (loss)	$(0.29)	$(0.27)	$(0.25)	$(0.38)	$—	$(0.03)	$(0.23)	$(0.10)